9/8

04045058

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Petrobank Energy and Resources Ltd.

*CURRENT ADDRESS 2600 240 - 4th Avenue S.W.
Calgary AB T2P 4H4

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 27 2004
THOMSON FINANCIAL

FILE NO. 82- 34812 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: [signature]

DAT : 9/28/04

PETROBANK



ANNUAL REPORT 2002



Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company is continuing to pursue strategic international opportunities to complement its existing operating base. Petrobank's international efforts are focused on high working interest, operated projects with opportunities to export Canadian exploitation and exploration expertise. Our goal is to maximize after-tax return on equity for shareholders through high impact international projects combined with a solid Canadian production base. Petrobank's common shares and subordinated notes trade on the Toronto Stock Exchange under the symbols PBG and PBG.NT, respectively.

[illegible] contains forward-looking statements that reflect management's objectives and expectations [illegible] report. These [illegible] and [illegible] risks and uncertainties. There is [illegible] objectives will be met [illegible] operating and commodity price [illegible]. The Company's actual results [illegible] materially from those anticipated in these forward-looking statements.

[illegible]

2002 Annual Report

our search for Value goes beyond borders



buscamos valor más allá de las fronteras

• At a Glance •


VENEZUELA
COLOMBIA
BOGOTA
NEIVA
ORITO
ECUADOR
BRAZIL
PERU

Four Principles Underlying our Business Plan

- **Add value domestically and internationally by applying expertise, technology and capital to exploitation projects with significant upside.**
- **Use western Canadian asset base as a "flywheel."**
- **ROE is fundamental.**
- **Invest in a portfolio of future opportunities.**

Colombia

Work to Date

- Assumed work commitments on two major producing fields and three exploration blocks in Colombia.
- On the Orito block, three wells drilled and two recompleted.
- At Neiva, six infill wells drilled and 13 recompleted.
- Capital expenditures of $15.6 million in 2002.
- Net production from Colombia exceeded 1,100 barrels per day by mid-March 2003.
- Year-end proved plus probable reserves of 8.3 million barrels.
- NPV 10 percent (proved plus probable) – US$52.2 million at year-end.

2003 Plan

- Petrobank plans to spend US$45 million in Colombia in 2003 primarily on the Orito block.
- Use Colombian operating platform as a springboard to acquire additional Latin American opportunities.



Western Canada



2002

- Average daily production of 5,047 boe per day in 2002, comprised of 2,623 barrels per day of oil and 14.5 mmcf per day of natural gas.
- Year-end proved plus probable reserves of 17.4 million boe, an increase of 37 percent over 2001.
- NPV 10 percent (proved plus probable) – $136.8 million, an increase of 33 percent over 2001.
- Capital expenditures of $27.3 million.
- Finding and development costs of $11.31 per boe (proved) and $6.30 per boe (proved plus probable).

2003 Plan

- Capital budget of $34 million on conventional western Canadian properties.
- Drill more than 60 wells with activity focused in Jumpbush and western Saskatchewan.

Investing in the Future

Orion Project

2002

- Created Heavy Oil Business Unit – Orion Oil Canada Ltd.
- Obtained royalty-free use rights on a patented concept (THAI/CAPRI) to revolutionize bitumen extraction and upgrading through *in situ* combustion.

2003 Plan

- $4 million capital budget.
- 3D seismic identified 500,000 million barrels of potential bitumen resource.
- Acquire intellectual property rights for the THAI/CAPRI technologies.
- Design experimental pilot project on the Company's Christina Lake bitumen resource in northeastern Alberta.

Princeton Coal Bed Methane (CBM) Project

2002

- Acquired petroleum, natural gas and CBM rights to an entire basin in southern British Columbia.
- Operated, 60 percent working interest.
- Potential reserves of up to 100 billion cubic feet of natural gas net to the Company.

2003 Plan

- $2 million capital budget.
- Shoot seismic and implement a five-well CBM pilot project.

PETROBANK ENERGY AND RESOURCES LTD.

·Highlights·

	2002	2001	% change
Financial			
($000s, except where noted)			
Oil and natural gas revenue	**50,458**	46,117	9
Cash flow from operations [1]	**22,806**	18,549	23
Per share (basic) [2] – $	**0.45**	0.46	(2)
Per share (diluted) – $	**0.40**	0.39	3
Net income	**6,191**	5,283	17
Net income (loss) attributable to common shareholders	**(430)**	431	
Per share (basic) – $	**(0.01)**	0.01	
Per share (diluted) – $	**(0.01)**	0.01	
Capital expenditures	**46,228**	21,859	111
Working capital (deficiency)	**(5,151)**	25,410	
Total assets	**150,618**	146,337	3
Net debt [3]	**62,495**	31,266	100
Shareholders' equity excluding subordinated notes	**55,668**	57,791	(4)
Common shares outstanding (000s)			
Basic	**45,314**	33,557	35
Diluted	**50,287**	56,376	(11)
Operations			
Operating netback			
($/boe except where noted)			
Oil and NGLs price ($/bbl)	**31.11**	28.09	11
Natural gas price ($/mcf)	**3.89**	5.13	(24)
Oil and natural gas revenue	**27.39**	29.24	(6)
Royalties	**5.84**	5.00	17
Production expenses	**6.68**	6.55	2
Operating netback	**14.87**	17.69	(16)
Average daily production – Canada			
Oil and NGLs (bbls)	**2,623**	2,480	6
Natural gas (mcf)	**14,541**	11,047	32
Barrels of oil equivalent (boe)	**5,047**	4,321	17
Reserves (proved plus probable)			
Oil and NGLs – Canada (mbbls)	**11,476**	6,427	79
Natural gas – Canada (bcf)	**35.6**	37.9	(6)
Oil – Colombia (mbbls)	**8,330**	–	
Barrels of oil equivalent (mboe)	**25,744**	12,751	102
NPV 10% [4]	**219,274**	102,578	114

[1] Calculated based on cash flow from operations before changes in working capital.

[2] Calculated based on cash flow from operations before changes in working capital less preferred share dividends and interest paid on subordinated notes and adding back $1.5 million of non-recurring well control costs in 2001.

[3] Includes working capital and subordinated notes reflected as equity on the balance sheet.

[4] Based on GLJ's January 1, 2003 price forecast.

· President's Message to Shareholders ·



The challenge of converting a business strategy to an operational reality is often the most significant issue faced over a company's life cycle. Concepts that sound good in theory are often difficult to execute, and expanding the focus of any company while continuing to grow existing operations is always an issue. For Petrobank, 2002 was the year we were able to deliver on our business strategy to launch and manage an international project from our Canadian operating platform. While we have consistently maintained this as our strategic goal, we put our words into action in 2002.

With our entry into Colombia in the second quarter, we hit the ground running with a major international operation and began to demonstrate its potential for value creation. At the same time, we continued to consolidate, harvest and develop our western Canadian assets, while making progress in assembling a foundation of new projects for sustained, long-term growth. We believe we are developing an asset base to rival those of our much larger competitors, which will provide our shareholders with exposure to a portfolio of high-impact opportunities over the years to come.

Four important principles underlie our business plan:

- The unifying concept behind our plans to develop Petrobank's asset base, which varies widely in location and nature, is to **add value to existing and newly discovered reservoirs through the application of expertise, technology and capital.** Wildcat exploration is not the focus of our current business plan. Our chosen approach limits risk, accelerates return on capital, and enables us to build a team with maximum expertise in a defined set of disciplines – while exposing Petrobank to significant upside potential;

- **Petrobank's conventional western Canadian asset base is the "flywheel"** providing the Company with a stable production platform and, therefore, a reasonably predictable cash flow stream. We are not depending on these properties to generate all of our future growth. Such a strategy would strictly limit our potential – as it has confined dozens of our competitors. The flywheel's primary purpose is to provide steady returns and a solid foundation for our balance sheet, and to fund our longer-term, higher-impact opportunities, both domestic and international. It also serves to reduce the average risk of the Company's asset portfolio and consequently our cost of new capital;

- **ROE is fundamental**. Without positive ROE, positive cash flow does not necessarily indicate that value has been created for the shareholders. Petrobank's new projects are all evaluated and executed according to this principle. We are not fixated on an agenda of quarterly growth in volumes at any cost, nor by the number of new wells drilled in a given season. We are driven to create value, project-by-project and in total. Given this imperative, each play requires a customized approach to maximize its potential for value creation; and

- **We are actively planning for the future**. A single major project, however attractive, cannot carry our growth forever. We are committed to hunting for and finding the next high-impact project – even as we are busy developing existing high-impact projects. Already, Petrobank has two such prospects. We made substantial progress on our Princeton coal bed methane project, initiated in 2001, and we recently took the first steps to test and ultimately commercialize a revolutionary new technology to more effectively recover and upgrade, *in situ*, our oil sands resources.

The Role of International Assets

A key financial benchmark for Petrobank is the recycle ratio, which is the ratio of the field netback of a new project to its all-in finding and development cost. In order to create value, we strive to deliver recycle ratios in excess of 2:1.

In our judgement, the Western Canadian Sedimentary Basin has been unable to sustain average recycle ratios in excess of 1.5:1 in recent years. The Basin has been over-capitalized, highly developed and offers a nearly seamless flow of information – making it very hard to gain a long-term competitive advantage. In addition, the various provincial and federal regulatory and fiscal regimes are sufficiently sophisticated to maximize the economic rent captured by all levels of government. In short, the Basin has become marginally economic. By comparison, virtually every other basin outside North America can be characterized as less mature and under-capitalized, typically with more favourable fiscal terms.





We believe much of Petrobank's longer-term, higher-impact growth must come from these other basins. The prolific basins of Latin America offer a wealth of opportunities for significant value-creation, with large under-developed producing fields not yet in secondary, much less tertiary, recovery. They also provide numerous look-alike exploration opportunities for Petrobank to pursue. Latin America lies close to home and is geopolitically more attractive than many other producing regions. Within that continent, fiscal regimes and economic conditions vary widely, so Petrobank has worked to identify the most attractive areas. Petrobank's senior management and technical staff have track records of operating successfully in this region. These are individuals who have demonstrated their ability to visualize, comprehend and execute complex, strategic international projects.

In last year's annual report, I outlined the criteria an ideal international project would meet, including "...an existing base of proven reserves, sales proceeds in U.S. currency without significant political risk, and the opportunity to export our significant technical expertise to exploit and explore prolific, under-developed basins."

Our Orito and Neiva blocks in Colombia satisfy all these criteria. I am pleased to report that we achieved concrete results within months of acquiring these two Incremental Production Contracts. In October, our Latin American Business Unit launched a program of optimization and exploitation, attaining incremental production to date of more than 1,100 barrels per day net to Petrobank. Kevin Adair has assumed leadership of this business unit, and under his capable direction we have booked Colombian proved reserves of 4.6 million barrels and proved plus probable reserves of 8.3 million barrels at year-end 2002. Most important, the team is implementing a comprehensive field development plan that includes activities to be carried out over at least the next 24 months.

2002 Results – Canada

Given Petrobank's asset base and strategy, we do not stand or fall on volume growth in western Canada. The role of these assets is to provide predictable cash flow with some growth potential to support our other projects. This asset base was significantly enhanced during 2002. Average production increased by 17 percent over 2001 to 5,047 boe per day in 2002. Commensurate with these efforts, our Canadian reserve base grew to 10.0 million boe of proved reserves and 17.4 million boe of proved plus probable reserves at year-end, replacing 163 percent of the year's production on a proved basis. While some of our western Canada assets are now fully developed, we have started to execute new opportunities, the fruit of which will become apparent in 2003.

I am pleased to report that Gregg Smith has joined the Company as the leader of our Canadian Business Unit, responsible for directing value creation on our western Canadian conventional asset base. Gregg's background as a successful explorationist and asset manager is well suited to our mix of projects and we anticipate he will help Petrobank develop new exploration opportunities in western Canada. Our approach continues to be opportunistic: we will focus future investments on projects with the highest ROE potential, while continuously evaluating dispositions of our more mature or fully valued properties.

Petrobank's Portfolio-building Strategy – 2003 and Beyond

Entering 2003, Petrobank is in an excellent position to achieve major growth. Our solid Canadian cash flow stream, coupled with $40 million available bank credit, will drive our capital programs in Canada and Colombia. We have Canadian tax pools totaling $130 million, and a further US$20 million in Colombian tax pools to shelter future earnings, an advantage not enjoyed by many of our competitors.

Our portfolio approach is aimed at ensuring continued growth in shareholder value. We are building a line-up of projects in various phases, from concept through execution all the way to disposition of mature assets. This strategy is aimed at enabling Petrobank to keep growing while positioning us to create liquidity at the optimal stage of each project. This portfolio approach ensures that the Company's success is not dependent on any single project. Petrobank will continue to generate and evaluate new opportunities.

Alberta's oil sands are attracting massive investment, and for good reason – they are the future of the Canadian oil industry. The oil sands are becoming a mainstream concept among investors across North America. The prize is huge, and current growth is significant. Yet the most common extraction techniques are marginally economic, even on a large scale. Technology has always been the key to unlocking the oil sands, and with our patented THAI and CAPRI technologies, Petrobank is taking a bold and potentially company-making step to improve the economics of *in situ* bitumen production. In February 2003, Petrobank launched its Heavy Oil Business Unit, Orion Oil Canada Ltd. Orion is led by Chris Bloomer, who has more than 20 years' experience in oil sands operations including planning, marketing and executive-level management of energy companies. Dr. Conrad Ayasse, a chemist with an impressive 26-year career and co-inventor of THAI and CAPRI, has been retained by Orion to oversee ongoing technology development.

We made a second investment in Petrobank's future in 2002 when we acquired the coal bed methane and conventional oil and natural gas rights to an entire basin (37,000 acres) in southern British Columbia. We had been evaluating niche coal bed methane opportunities since 2001. Late in that year we acquired this property's coal mining rights, allowing us to drill three mining boreholes in advance of a land sale. The boreholes confirmed the presence of methane in the coal. We subsequently acquired all petroleum and natural gas rights offered, and Petrobank now operates this project with a 60 percent working interest. In 2003, we plan to initiate a five-well pilot project to test the commercial viability of coal bed methane production from the basin.

Shareholder Focus

Corporate governance is an issue of obvious importance to shareholders and management. Shareholders are well represented in the Company, with approximately 40 percent of Petrobank's shares held by management and directors. In our view, this strongly aligns the interests of management with those of all other shareholders. The Company has no pension plan and encourages all employees to think and act as shareholders through participation in the Company's Employee Share Ownership Plan and stock option plan.

Petrobank has an inventory of opportunities comparable to those of much larger competitors. Our ambitions are large, and we have packed a great amount of talent into this Company to realize those ambitions. We have a team that is both eager and able to seize the unique opportunities that our asset base presents. I extend my sincere thanks to Petrobank's senior management, our technical, financial and administrative teams, our Board of Directors and our shareholders for their continuing support. I look forward to updating all of our shareholders on our future progress.

On behalf of the Board of Directors,

"Signed"

John D. Wright
President and
Chief Executive Officer
March 17, 2003



·Review of Operations ·

Strategic Overview of Assets

Colombia

A key component of Petrobank's strategy is to create significant value over the long-term by pursuing international opportunities offering the project scale and contractual terms required to meaningfully impact our production, reserves and cash flow. In May 2002, the Company acquired contracts to revitalize two major producing fields in Colombia. Early results from these exploitation and optimization projects have been very good. Significant investment is planned for 2003, predominantly focused on development drilling and workovers. In addition to the intrinsic value of these projects, we believe this new base of operations provides a springboard to acquire further opportunities in Latin America.

Western Canada

Petrobank's existing conventional oil and natural gas operations in western Canada provide a low-risk producing base to help power the Company's higher-impact international and long-term growth projects. Production in 2002 averaged 5,047 boe per day, most of it generated from four focus areas. Petrobank operates approximately 90 percent of its production, of which two-thirds is derived from light and heavy oil, and one-third from natural gas. At year-end 2002, Petrobank's undeveloped land base totaled 528,000 net acres. In 2003, the Company plans to drill more than 60 wells in existing and new project areas.

Sustaining Long-Term Growth

Petrobank aims to sustain growth over the long-term by building a portfolio that includes projects in various stages of development. During 2001 and 2002 Petrobank added two unique projects offering long-term growth potential. One is a coal bed methane play in Princeton, B.C., with potential reserves of up to 100 billion cubic feet of natural gas net to the Company. The other is the Orion THAI/CAPRI heavy oil project in northeastern Alberta, which aims to commercialize a patented concept to revolutionize bitumen extraction through *in situ* combustion.



KEVIN ADAIR
VICE PRESIDENT LATIN AMERICA



GREGG SMITH
VICE PRESIDENT CANADA



CHRIS BLOOMER
VICE PRESIDENT HEAVY OIL

Colombia

Colombia is an oil-rich country with major potential for value-creation through the application of technology and exploitation strategies to under-capitalized producing fields. Petrobank has Incremental Production Contracts (IPCs) in two such fields in southwestern Colombia. Petrobank's strategy is to realize near-term cash flow from these exploitation opportunities by applying North American technical and business models, followed by opportunity-driven exploration as the area's additional geological potential comes into focus.

The Colombian government has encouraged foreign participation by making these new contracts available at attractive fiscal terms. Each IPC provides Petrobank with a portion of the incremental production generated by its development activities. Each IPC has an established baseline of production which corresponds to the decline curve predicted by production over the past 20 years. Petrobank's share of the incremental production, 79 percent in the case of the Orito block and 69 percent in the case of Neiva, is subject to an initial eight percent royalty paid to the government.

Petrobank sees strong advantages in this combination of world-class field potential and contract terms, including:

- Low geological risk based on significant existing well control;
- Attractive fiscal terms;
- Access to existing infrastructure;
- Strong potential for low cost, incremental production and reserves;
- Netbacks of US$13.00-US$15.00 per barrel (at US$25.00 per barrel WTI) with expected finding and development costs less than US$5.00 per barrel, generating attractive recycle ratios.

Our business model emphasizes exporting made-in-Canada expertise to other suitable projects. The Western Canadian Sedimentary Basin functions as a testing and training ground for technical innovation, enabling value to be extracted efficiently from mature fields. Petrobank is applying techniques developed and/or proven in western Canada to less mature, more prolific regions. Petrobank management and technical staff have years of experience operating in Latin America. We are also familiar with the prevailing contractual terms, the business climate and many of the unique Latin American cultural attributes.

In Petrobank's view, this combination of factors creates a major opportunity. Petrobank's incremental production in Colombia exceeded 1,100 barrels per day by March 2003. Capital spending is currently budgeted at US$45 million for 2003, with many potential new investment opportunities being evaluated. Petrobank regards its initial investment in Colombia as a strategic entry into a region that could yield many additional opportunities in the years to come.



Photo: Magdalena River with City of Neiva in background.

Orito Field
Putumayo Basin, Colombia

Like many reservoirs in the region, the Orito Field in the Putumayo Basin of southwestern Colombia is a world-class reservoir in the later stages of primary development. With a production history commencing in 1968, Orito was producing an average of 3,600 barrels per day from 41 wells in 2002. The field contains an estimated 1.1 billion barrels of original oil in place, approximately 20 percent of which has been produced to date. Orito offers numerous opportunities to create value through infill drilling, field extension, facilities upgrades, secondary recovery and other enhancement techniques proven in Canada and elsewhere.

Historically, Ecopetrol (Colombia's state oil company) has managed the field without the capital resources needed for a comprehensive program of late-primary exploitation and secondary recovery. Our IPC creates a win-win opportunity. Petrobank gains access to all existing infrastructure and data, while Ecopetrol participates in any incremental upside we are able to generate over the life of the contract. The area has extensive field infrastructure, good seismic control and connection to an underutilized export pipeline, enabling immediate conversion of incremental oil production into cash flow.


VENEZUELA
COLOMBIA
BOGOTÁ
NEIVA
ORITO
ECUADOR
PERU
BRAZIL
ECUADOR

Orito Field, Colombia

Working the Reservoir

Orito contains three main oil-producing or prospective zones. To increase production over the short-term, Petrobank will initially employ a combination of late-stage primary recovery techniques such as infill drilling, changing artificial lift systems from gas lift to electrical submersible pumps and recompleting wells to enhance oil flow. Re-perforating and altering the lift methodology recently increased production at one well from 40 barrels per day to more than 400 barrels per day. Additionally, Petrobank will drill new wells in under-developed areas of the field. Over the medium-term, Petrobank anticipates launching a secondary recovery program involving injecting large volumes of water to increase ultimate recovery.

ORITO


1,500 ft.
PEPINO
2,500 ft.
5,000 ft.
VILLETA
6,200 ft.
CABALLOS
6,500 ft.
Prospective Oil Pay

Caballos Zone

The Caballos zone (33° API average gravity) is the main producing horizon in Orito (approximately 85 percent of cumulative production to date) and is Petrobank's principal short-term target. Caballos wells have historically averaged 2,300 barrels per day initial production, although at current reservoir pressures, rates of 300-1,000 barrels per day are more likely. To date, Petrobank has drilled three new wells into this zone, testing three unique development opportunities. The third of these wells delineated an undrilled westward extension of the main pool which has the potential to significantly increase the extent and reserves of the Caballos zone.

Pepino Zone

Petrobank observed interesting results while drilling initial Caballos wells through the shallower Pepino zone (26° API average gravity), which to date accounts for about 15 percent of Orito's cumulative production. Successful Pepino wells in new accumulations initially averaged 500 barrels per day. The Company has identified up to 50 Pepino drilling or recompletion locations. The nature of the Pepino depositional environment is such that there is an increased likelihood of encountering new oil accumulations in this zone.

Villeta Zone

Petrobank is continuing to evaluate exploitation opportunities in this third productive interval.

Neiva Field

Upper Magdalena Basin, Colombia

The Neiva Field in the Upper Magdalena Basin lies approximately 300 kilometres northeast of Orito. Neiva has shallow multi-zone reservoirs facilitating fast, low-cost exploitation drilling. Production in 2002 averaged 3,900 barrels per day from 59 wells, with cumulative production at approximately 25 percent of the estimated 220 million barrels of original oil in place. This low-pressure system requires fundamental exploitation techniques to realize additional value. Success will be determined by Petrobank's ability to control capital costs.

Neiva Field, Colombia


VENEZUELA
COLOMBIA
BOGOTÁ
NEIVA
ORITO
ECUADOR
PERU
BRAZIL
NEIVA BLOCK
NEIVA

Working the Reservoir

Neiva's Honda reservoir consists of sand/shale sequences totaling up to 1,500 feet of gross pay containing natural gas, oil and water. These sands may not be amenable to waterflood because of the multitude of individual sand/shale sequences over a massive vertical column. Petrobank's program includes infill drilling, pump and gathering system optimization, and workovers including re-perforating and scale treatment.


NEIVA
1,800 ft.
HONDA
3,200 ft.
UNCONFORMITY
3,500 ft.
DOIMA-CHICORAL
MONSERRATE
VILLETA
12,500 ft.
TENAY/CABALLOS
Prospective Oil Pay

Honda Zone

The Honda is Neiva's primary producing zone and Petrobank's initial target. Historically, successful new Honda wells averaged 300 barrels per day initial production. At current reservoir pressure, production rates of up to 150 barrels per day are anticipated for new infill wells. The Company has performed 12 workovers and drilled five new wells to date, generating gross incremental production of approximately 600 barrels per day.

Doima-Chicoral Zone

The Company sees strong potential in the slightly deeper, largely undeveloped Doima-Chicoral zone. To date, Petrobank has drilled one new well into this zone with initial production exceeding 180 barrels per day and performed one stimulation workover. Petrobank has initially identified up to seven additional Doima-Chicoral locations.

Tenay / Caballos Zone

The deep (12,500 feet) Tenay zone offers potential for higher-risk, higher-productivity wells. Successful Tenay wells historically averaged 1,500 barrels per day initial production. Three existing Tenay wells have collectively produced more than 8 million barrels of oil to date. One well is still flowing naturally after 14 years and 4.1 million barrels of cumulative production. The Company has reprocessed and reinterpreted the existing 3D seismic over the field and is evaluating a range of options to further develop this opportunity.

The Environment, Community Relations and Security in Colombia

Colombia's environmental regulations are as stringent as Canada's. Environmental management plans (PMAs) prepared for the Ministry of Environment cover every aspect of existing field operations. Additional individual PMAs will govern environmental protection and mitigation for all new projects. Petrobank's corporate philosophy is to operate safely and minimize as much as possible all environmental and social impacts wherever we operate, employing the more stringent of the local or Canadian guidelines in each situation.

It is our belief that redevelopment of old oil and natural gas fields can result in improved operating conditions and reduced environmental disturbance. For example, water produced under primary production operations in most of Latin America has historically been discharged into the local watersheds. In the Orito Field, we have planned a redevelopment waterflood program that would re-inject these volumes into the subsurface reservoirs where they originated. In addition, historically declining economics under a blowdown scenario for these fields have potentially placed environmental compliance at a lower priority. Petrobank's entry into these fields, and our ongoing investment program, will help to mitigate and reverse this trend.

Petrobank encourages involvement from the local communities wherever we operate. The Company's Colombian Environmental, Health, Safety and Community Relations Manager has responsibility to liaise with the local communities and to keep them informed of our field activities. Whenever it is economically practical, we encourage the participation of local businesses and labour. As a result of our proactive community involvement initiatives, the regional populace is supportive of Petrobank in our project areas. Local political and business leaders realize the potential economic value of oil development and the related employment opportunities. Our community relations concept is not to default to "hand-out" programs, but rather to create a process of education, training and real employment. Petrobank's community education programs help to bring communities and their governments together for mutual long-term benefits.



We recognize that there are certain security risks associated with operating in Colombia, as there are in many places of the world, and we believe these risks can be effectively managed. Security for our operations and for our personnel living and working in Colombia is of utmost importance to Petrobank. Through working together with the local communities, we create an atmosphere of mutual respect, benefit, and trust – and thereby decrease the risk of serious security issues. Within Bogotá and our field operating areas, Petrobank closely monitors local security situations in order to proactively mitigate risk. In these areas, Petrobank maintains contact with appropriate local, regional, and national bodies to ensure that our operations are conducted and coordinated within the Colombian constitutional structure. Colombia is a truly democratic country, which enjoys a strong legal and judicial system within a solid framework of local, departmental and federal institutions. The Colombian government and people recognize the importance of providing a secure investment environment for both national and international companies in all sectors of the Colombian economy, with absolute respect for the sanctity of contracts and the rule of law. This is particularly true in the oil industry, which has enjoyed more than 50 years of international investment and prosperity.

President Alvaro Uribe of Colombia was elected in May 2002 with a strong mandate to address the country's security issues and strengthen the Colombian economy. Since coming to office in August last year, President Uribe has implemented many changes to proactively assert Colombia's constitutional authority in all regions of the country and to diminish the manufacture and trafficking of illicit drugs that help feed the cycle of violence. President Uribe and his policies continue to enjoy broad public support both domestically and internationally.



· Western Canada ·

Focus Area Overview



Southeast Saskatchewan

2002 – Wapella provides a stable base of low-operating-cost oil; production averaged 1,552 barrels per day in 2002.

2003 – Permitting and launch of $4 million waterflood aiming for 1.4 million barrels in incremental reserves.

Jumpbush

2002 – Year-end production approximately 250 boe per day; control of strategic facility with excess capacity.

2003 – $7.5 million, 32-well oil and natural gas program targeting year-end production of 800 boe per day.

Orion Project

2002 – Created Heavy Oil Business Unit to exploit Petrobank's Christina Lake bitumen resource and obtained royalty-free use rights to THAI/CAPRI extraction technologies.

2003 – $4.0 million to acquire intellectual property rights for the THAI/CAPRI technologies, delineate bitumen resource and design experimental pilot project.

Western Saskatchewan

2002 – Drilled eight successful wells at Eyehill, increasing reserves to 2.8 million barrels and production to 480 barrels per day at year-end.

2003 – $10.0 million on further drilling and waterflood initiation aimed at generating incremental reserves and production at low cost and low risk.

Northwest Alberta

2002 – Average production of 2,126 boe per day and year-end reserves of 5.6 million boe.

2003 – $1.0 million on natural gas recompletions targeting 1.0 mmcf per day of new production.

Princeton CBM

2002 – Acquired coal rights, drilled mining boreholes to assess resource potential, acquired P&NG and CBM rights to the entire basin.

2003 – $2.0 million to shoot seismic and implement a five-well CBM pilot project.

Focus Areas

Southeast Saskatchewan

The 100 percent-owned Wapella property in southeastern Saskatchewan provides Petrobank with a stable base of low operating cost, medium-gravity oil from the Shaunavon and other Jurassic Age formations. Production averaged 1,552 barrels per day in 2002 with operating costs of approximately $5.50 per barrel. Our primary opportunity to add value lies in implementing a waterflood to boost production and add reserves by increasing the overall recovery ratio of the original oil in place.

The waterflood project will require drilling of eight new infill wells plus conversion of five older producers into water injectors. With regulatory approvals pending, Petrobank anticipates the waterflood will commence by the fourth quarter of 2003. Petrobank projects that this $4 million project will generate 1.4 million barrels of incremental oil reserves at low finding and development costs.

Western Saskatchewan

Petrobank's conventional heavy to medium-gravity crude oil properties in the Alberta-Saskatchewan border region represent classic exploitation and optimization scenarios for adding value at low cost and low risk.

At Lashburn, Petrobank increased its working interest from 41 percent to 56 percent in the fourth quarter of 2002 to create a dominant position. Production was 300 barrels per day of 14° API oil net to Petrobank at year-end. Development of Lashburn will be aimed at increasing the recovery factor from the Waseca pool using horizontal wells. A new 3D seismic survey has identified up to six horizontal well locations. This $1.8 million drilling program is to commence as soon as possible after spring breakup. Each successful well is anticipated to deliver incremental production of approximately 100 barrels per day and reserves of approximately 90,000 barrels.

Petrobank's new, 100 percent-owned Sparky play at Eyehill saw nine wells drilled in 2002, of which eight were successful, resulting in combined production of 200 barrels per day of 19° API oil by year-end. An additional six wells have been drilled and cased for Sparky oil in the first quarter of 2003 with approximately 300 barrels per day of incremental production expected in late March. Results from the latest wells will determine the economic viability of an infill drilling program on 20-acre spacing, followed by installation of an oil battery and initiation of a waterflood scheme in the third quarter. This low-cost, high-return project is aimed at increasing production to 800 barrels per day with reserve additions of approximately 800,000 barrels.



Petrobank also has a 100 percent interest in our Epping property, where we plan to have four wells drilled by mid-April targeting 18° API Sparky oil.

[illegible]

Jumpbush

Petrobank's Jumpbush play on the Siksika First Nation Reserve in southern Alberta represents an opportunity to add production and reserves of natural gas and oil from an existing under-exploited asset. Jumpbush is being developed in partnership with the Siksika Energy and Resources Company. The joint venture owns an under-utilized strategic gas plant in the area, with excess capacity of 11 mmcf per day, creating a decisive competitive advantage. Petrobank's production from Jumpbush at year-end 2002 was 1.2 mmcf per day of natural gas and 60 barrels per day of oil.

Petrobank is planning a $7.5 million, 32-well program at Jumpbush for 2003. The first phase will consist of two Glauconite oil wells (one vertical and one horizontal) and eight shallow (600 metre) Belly River and Medicine Hat natural gas wells. The second phase will have 17 Belly River and Medicine Hat natural gas wells plus, depending on first phase results, up to five additional vertical and horizontal Glauconite oil wells.

The shallow horizons at Jumpbush create a low-deliverability natural gas play, which offers strong economics for a producer that can maintain tight cost control combined with the technical proficiency to achieve a high success rate. Target production rates are approximately 100 mcf per day per successful natural gas well. With 30 additional sections of undeveloped lands, Petrobank has a two-year inventory of development opportunities at Jumpbush, which the Company hopes to augment through further land acquisitions.

Northwest Alberta

Although Petrobank's northern Alberta properties will not experience significant development in 2003, they still offer opportunities to add value at low cost. Production from this area averaged 2,126 boe per day in 2002. At Zama, Petrobank purchased a minor partner's interests and conducted several recompletions and exited 2002 with natural gas production of 5.3 mmcf per day. No new drilling is planned in this area in 2003. At Larne, three shallow natural gas wells were drilled in 2002 to prove reserves on one block. Follow-up development of this shallow play awaits infrastructure development closer to the area. Petrobank plans recompletions in the Slave Point, Sulphur Point and other uphole horizons in 2003 to partially offset natural declines in the area.

At Shekilie, Petrobank purchased its partner's majority interest, followed by one well recompletion and other surface facility optimizations. This program doubled the Keg River oil volume to 450 barrels per day and added one million barrels of proved reserves at an average finding and development cost of only $5.50 per barrel. While Shekilie is not a strategic asset, this approach is an excellent example of some of the niche opportunities that still exist to create incremental value in the Company's portfolio of Canadian assets.



RENE LAPRADE
VICE PRESIDENT OPERATIONS

· Sustaining Long-Term Growth ·

Coal Bed Methane, Princeton, B.C.

Producing natural gas or methane from coal beds is a well-developed and profitable industry in the United States although it is currently in its infancy in Canada. Industry interest is growing rapidly in applying this technology to western Canada's vast coal deposits. Most companies have chosen to focus on relatively thin coal deposits overlying existing oil and natural gas fairways, aiming to achieve threshold economics by employing existing water-handling and natural gas gathering and processing infrastructure over a very wide area. This approach requires large, contiguous land blocks and ownership and control of surface infrastructure.

In contrast, Petrobank's strategy is to seek niche opportunities targeting thicker, high quality, methane-bearing coal reservoirs lying outside conventional oil and natural gas producing areas, with access to surface infrastructure. Petrobank has been focusing on the Eocene Age coal beds of the Pacific Northwest, specifically in southern British Columbia. In 2001, to test this concept, the Company obtained a coal mining license in a candidate reservoir with available mineral rights: the Similkameen Coalfield near Princeton, B.C.

Test drilling and laboratory analysis of cores in spring 2002 concluded that the reservoir is of high quality, with an average coal thickness of 137 feet (approximately five to 10 times the typical average of Alberta gas-bearing coal seams) and other important characteristics conducive to recovering methane reserves. Water samples from the test wells indicated that the *in situ* water is fresh, with potential application for irrigation and agricultural use. In November 2002, Petrobank obtained petroleum and natural gas rights over 37,000 acres at 60 percent working interest, covering the entire reservoir basin.

Petrobank is currently conducting a test 2D seismic program, to be followed by a larger, 100 kilometre 2D seismic shoot. Following interpretation of this data set, the Company plans to drill, complete and test five pilot producing wells in the summer of 2003, with pilot-scale production commencing in the third quarter. Capital spending from project inception through the end of 2003 will total approximately $4.0 million net to Petrobank.

If the pilot program confirms the reservoir can sustain economic natural gas production, Petrobank plans to launch a commercial-scale drilling program as early as 2004. Typical coal bed methane production is 50-250 mcf per day per well, requiring a large number of producing wells to attain meaningful production volumes. Coal bed methane projects also entail an initial de-watering phase, with significant water produced from the coal bed before natural gas can be extracted. The uncertainty lies in how long it will take to de-water the coal and what volume of natural gas production can be realized thereafter.

A natural gas transmission pipeline runs across the Princeton property, facilitating marketing of any future commercial production. We have also identified other possible commercial applications for the natural gas production, such as cogeneration. Petrobank believes the Princeton field could contain potential recoverable natural gas reserves of up to 100 bcf net to the Company.

Orion THAI/CAPRI Heavy Oil Project

The growth of investment in Alberta's oil sands and steady increase in non-conventional oil production reflects the ongoing shift within the Western Canada Sedimentary Basin from conventional light oil to bitumen and synthetic crude as the primary sources of future growth and development. The success of the oil sands business in Canada has been achieved through innovation and the advancement of new technologies. In 2003 oil sands production is forecast to surpass conventional oil production in Alberta, and most industry experts predict further significant growth in oil sands volumes.

Petrobank has entered the oil sands business with plans to pioneer a new *in situ* recovery and upgrading technology for heavy oil and bitumen, called Toe-to-Heel Air Injection or THAI, and an *in situ* catalytic upgrading process called CAPRI. THAI is a radical modification to other *in situ* combustion processes, combining a vertical air injection well with a horizontal production well, which creates a near vertical combustion front that sweeps the oil from the toe of the horizontal producing well to its heel. From extensive laboratory tests and simulations, the process appears to efficiently recover up to 80 percent of the oil in place at temperatures sufficiently high to partially upgrade the crude oil in the reservoir.

There are many additional potential advantages of THAI over other recovery processes such as steam assisted gravity drainage (SAGD). These include reduced capital costs per produced barrel, the elimination of the need to purchase and burn natural gas, the insignificant use of fresh water, reduction or elimination of diluent normally required for transportation, an upgraded crude oil product at the wellhead, and reduced greenhouse gas emissions. The CAPRI process is incremental to the THAI technology through the addition of a catalyst around the horizontal well bore to further upgrade the crude oil *in situ*.

The THAI process was discovered in 1993 and has been continually advanced through numerous repeatable physical model laboratory runs and successful field model simulations. THAI and CAPRI are patented in Canada, the U.S., the U.K. and Venezuela. In 2003, Petrobank purchased all intellectual property rights to THAI and CAPRI, giving the Company the right to utilize and license the technologies.

Petrobank's Heavy Oil Business Unit (Orion) was created to undertake the world's first field pilot of the THAI process and further advance the CAPRI technology. In 2003, Orion intends to file an experimental pilot project application with the AEUB to conduct the field demonstration of THAI on Petrobank's Christina Lake oil sands leases. This property is situated near existing and developing oil sands infrastructure and other major oil sands developments such as EnCana's Christina Lake Project.

Toe-To-Heel Air Injection (THAI) Process Reservoir Simulation from the "STARS" Simulation Model.


Air
Produced Oil
TOE
HEEL
Horizontal Production Well
Mobile Oil Zone
Coke Zone
Combustion Zone
Vertical Air Injection Well

Currently we are evaluating the bitumen resource potential of our 42 sections of oil sands leases to determine an optimal project site. Our work to date has identified potential in-place bitumen resources of approximately 500 million barrels, sufficient for a pilot project and future commercial development. We plan to spend approximately $4 million in 2003 on seismic, drilling, pilot project engineering, design and planning, and environmental assessments necessary for the AEUB application. We expect to initiate the pilot development in early 2004.

This is a high-risk, long-term project, with commercial-scale production not anticipated before 2007. However, if there are early indications of success of the THAI pilot, we believe THAI and CAPRI could create an industry-wide step-change in the production of heavy oil and bitumen. Further, there is the potential for applicability to other heavy oil and bitumen reservoirs worldwide, which would create a major scope for licensing, project management, joint ventures, future technology development and other revenue-generating opportunities beyond our internally-generated commercial projects.

· Operations Statistical Review ·

Land and Seismic

In 2002, Petrobank acquired more than 100,000 acres of Crown and freehold mineral rights. At year-end 2002, Petrobank had 528,000 net undeveloped acres, compared to 492,000 net undeveloped acres at year-end 2001.

The Company currently holds 687,000 gross (574,000 net) acres in western Canada, including 150,000 fee title acres. These fee title lands are not encumbered by any lessor royalties or expiry constraints. In Colombia, the Orito and Neiva incremental production blocks cover 45,000 acres.

Land Summary (thousands of acres)

December 31, 2002

	Developed		Undeveloped		Total		Avg.
	Gross	Net	Gross	Net	Gross	Net	WI
Alberta	76	41	255	211	331	252	76%
Saskatchewan	7	5	270	258	277	263	95%
Other	1	0.3	78	59	79	59	75%
Total Canada	84	46	603	528	687	574	84%
Colombia	45	36	478	328	523	364	70%

During 2002 Petrobank acquired 40.2 kilometres of 2D seismic and 23 square kilometres of 3D seismic in western Canada. In Colombia, Petrobank obtained access to and reprocessed 165 square kilometres of 3D seismic.

2002 Capital Program

Petrobank's 2002 net capital expenditures totaled $42.9 million, of which western Canada accounted for $27.3 million, net of dispositions, and Colombia the balance of $15.6 million.

The western Canada drilling program totaled 33.6 net wells with a success rate of 61 percent, compared to 21.9 net wells with a success rate of 86 percent in 2001.

Western Canada Drilling Results

	Exploration		Development		Total	
	Gross	Net	Gross	Net	Gross	Net
Oil	6	5.0	12	9.6	18	14.6
Natural gas	4	3.0	3	3.0	7	6.0
Successful	10	8.0	15	12.6	25	20.6
Dry and abandoned	8	8.0	5	5.0	13	13.0
Total	18	16.0	20	17.6	38	33.6
Success rate	56%	50%	75%	72%	66%	61%

Canadian Production History
(boepd)


4,012
4,321
5,047
Natural Gas
Oil and NGLs
1998
1999
2000
2001
2002

Daily Production by Focus Area

	Liquids (bbls) 2002 Average	Liquids (bbls) Current[(1)]	Natural Gas (mcf) 2002 Average	Natural Gas (mcf) Current[(1)]	Total (boe) 2002 Average	Total (boe) Current[(1)]
Southeast Saskatchewan	1,552	1,530	–	–	1,552	1,530
Northwest Alberta	327	360	10,796	7,650	2,126	1,635
Western Saskatchewan	291	500	–	–	291	500
Jumpbush	64	50	1,124	1,050	252	225
Other	389	400	2,621	2,550	826	825
Total Canada	**2,623**	**2,840**	**14,541**	**11,250**	**5,047**	**4,715**
Colombia – Orito	–	710	–	–	–	710
Colombia – Neiva	–	395	–	–	–	395
Total Colombia	**–**	**1,105**	**–**	**–**	**–**	**1,105**
Total	**2,623**	**3,945**	**14,541**	**11,250**	**5,047**	**5,820**

(1) Average field production for the week ended March 15, 2003.

Production from western Canadian properties averaged 5,047 boe per day in 2002, an increase of 17 percent from 2001.

In Colombia the first incremental production was realized in December 2002 with oil sales commencing in January 2003.

Canadian Reserves

Petrobank's January 1, 2003 reserves evaluation was performed by Gilbert Laustsen Jung Associates Ltd. (GLJ) and is summarized as follows:

	Liquids (mbbls)	Natural Gas (bcf)	Total (mboe) (6:1)	NPV 10%[1] ($ millions)
Proved producing	4,820	16.4	7,552	75.8
Total proved	6,487	20.9	9,973	89.5
Total proved + probable	11,476	35.6	17,414	136.8
Established (P + 1/2 P)	8,982	28.3	13,693	113.2

[1] Based on GLJ's January 1, 2003 price forecast.

Canadian Reserve Reconciliation

Petrobank was successful in replacing production and increasing its reserve base during 2002, as illustrated by the following continuity:

	Total Proved (mboe)	Proved + Probable (mboe)
January 1, 2002 reserves	8,814	12,751
Production	(1,842)	(1,842)
Revisions	(223)	(841)
Dispositions	(215)	(270)
Acquisitions	1,061	1,914
Additions	2,378	5,702
January 1, 2003 reserves	9,973	17,414

In 2002, Petrobank's western Canadian exploration, development and acquisition activities added significant new reserves. Proved plus probable reserves at year-end 2002 stood at 11.5 million barrels of liquids and 35.6 billion cubic feet of natural gas for a total of 17.4 million boe. This compares to 12.8 million boe proved plus probable at year-end 2001, a gain of 37 percent year-over-year. Proved Canadian net reserve additions during 2002 replaced 163 percent of the year's production. Finding and development costs (including additional future capital of $6.7 million) averaged $11.31 per boe of proved reserves added ($6.30 per boe proved plus probable) in 2002.

Canadian Finding, Development and Acquisition Costs

	2002	Three-Year Average
Net capital expenditures – Canada ($000s)	**27,259**	36,593
Change in future costs to develop ($000s)		
Proved	**6,671**	8,559
Proved plus probable	**13,730**	20,997
Total costs ($000s)		
Proved	**33,930**	45,152
Proved plus probable	**40,989**	57,590
Net reserve additions (mboe)		
Proved	**3,001**	3,851
Proved plus probable	**6,505**	5,879
FD&A costs ($/boe)		
Proved	**11.31**	11.72
Proved plus probable	**6.30**	9.80

Colombian Reserves

	Oil (mbbls)	NPV 10%[1] (US$millions)
Proved producing	119	1.6
Total proved	4,620	31.5
Total proved + probable	8,330	52.3
Established (P + 1/2 P)	6,475	41.9

[1] Based on GLJ's January 1, 2003 price forecast.

The low geological risk of our well-delineated producing fields in Colombia has enabled Petrobank to book substantial reserves after our first three months of operating activity. Activities under Petrobank's incremental production contracts succeeded in adding 4.6 million barrels of proved reserves and 8.3 million barrels of proved plus probable reserves. The large majority of these new reserves were considered non-producing at year-end 2002. The Company's accelerated development program planned for 2003 is intended to move these undeveloped reserves to the producing category and further delineate the reserve potential of these fields.

•Management's Discussion and Analysis•

The following management's discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002 and the accompanying notes to those financial statements that begin on page 43 of this annual report.

This MD&A contains forward-looking statements that reflect management's objectives and expectations as at the date of this report. These objectives and expectations involve risks and uncertainties. There is no guarantee that these objectives will be met, nor that the expected operating and commodity price conditions will occur. The Company's actual results may differ materially from those anticipated in these forward-looking statements.

Financial sums in the text and tables below are stated in Canadians dollars unless otherwise indicated. Metrics concerning Colombian operations are frequently stated in U.S. dollars, as indicated.

Important Corporate Background Information

In the first quarter of 2001, the Company disposed of virtually all of its producing assets. In the second quarter of 2001, Petrobank acquired Barrington Petroleum Ltd. (Barrington) and subsequently completed a comprehensive rationalization process including a series of non-core property dispositions, field optimization, and a significant reduction of overhead. The timing of these transactions and the differences in the asset bases acquired versus those disposed of impact the comparability of results against the prior year.

In 2002, Petrobank assumed work commitments on two incremental production blocks and three exploration blocks in Colombia. The Company spent $15.6 million in Colombia before year-end, primarily during the fourth quarter. Incremental production began in December 2002 with oil sales commencing in January 2003.

Canadian Netback Analysis ($/boe, except where noted)

Years ended December 31,	2002	2001
Oil and natural gas liquids price ($/bbl)	**$ 31.11**	$ 28.09
Natural gas price ($/mcf)	**3.89**	5.13
Oil and natural gas revenue	**27.39**	29.24
Royalties	**(5.84)**	(5.00)
Operating costs	**(6.68)**	(6.55)
Operating netback	**14.87**	17.69
General and administrative expenses	**(2.05)**	(3.99)
Cash netback	**$ 12.82**	$ 13.70
Average daily production		
Oil and natural gas liquids (bbls)	**2,623**	2,480
Natural gas (mcf)	**14,541**	11,047
Total (boe)	**5,047**	4,321

Anticipated Colombian Netbacks

Petrobank currently expects to receive netbacks on its blocks in Colombia in 2003 as follows:

	Orito		Neiva	
	(US$/bbl)	API	(US$/bbl)	API
Assumed WTI	US$25.00	40°	US$25.00	40°
Stream differential	(3.40)		(4.35)	
Price at Colombia port	21.60	29°	20.65	26°
Colombia pipeline tariff	(1.40)		(2.85)	
Wellhead quality adjustment	0.32		(1.15)	
Wellhead price	20.52	31°	16.65	20°
Royalty (8 percent)	(1.64)		(1.33)	
Operating costs[1]	(4.00)		(2.30)	
Operating netback	US$14.88		US$13.02	

[1] Includes fixed Ecopetrol per barrel operating fee.

Revenue

Oil and natural gas revenue before royalties was $50.5 million for the year ended December 31, 2002, an increase of 9 percent from $46.1 million in 2001. This result is attributable to an increase of 17 percent in average production to 5,047 boe per day in 2002, offset by a decrease of 6 percent in average product prices to $27.39 per boe. By commodity, the average selling price for crude oil and natural gas liquids increased to $31.11 per barrel in 2002 from $28.09 per barrel in 2001, while the average selling price for natural gas decreased to $3.89 per mcf in 2002 from $5.13 per mcf in 2001.

Production

Oil and NGLs production increased by 6 percent while natural gas production increased by 32 percent. Oil and NGLs production increased as a result of the inclusion of a full year of production from the properties acquired from Barrington in April 2001, offset by production sold in connection with property rationalization later in 2001. When compared to oil and NGLs production of 2,380 barrels per day in April 2001 following the acquisition of Barrington, and excluding production from properties sold in 2001, average production increased by 10 percent to 2,623 barrels per day in 2002. This increase is attributable to drilling activity in southeastern and western Saskatchewan. Petrobank's planned Canadian oil development activity in 2003 is focused on drilling in western Saskatchewan and at Jumpbush in southern Alberta.

Natural gas production increased by 32 percent to 14,541 mcf per day in 2002 from 11,047 mcf per day in 2001. This increase resulted mainly from the Company's natural gas discovery at Hamburg in the fourth quarter of 2001, combined with the facility operator's May-November 2001 shut-in of natural gas production at Zama. Natural gas development expenditures in 2003 will be focused on the Company's Jumpbush property and to a lesser extent on northwestern Alberta.

Realized Sales Prices

The increase in Petrobank's realized crude oil and NGLs sales prices in 2002 was a result of increasing world oil prices and narrowing of crude oil differentials for Canadian medium and heavy-gravity crude oils. The Company's average selling price for crude oil and NGLs in 2002 was $32.32 per barrel, before financial hedging losses of $1.21 per barrel, representing a US$5.49 per barrel differential to WTI. This compares to a US$7.64 per barrel differential to WTI in the fourth quarter of 2001.

WTI Oil Prices


(US$/bbl)
40
35
30
25
20
15
10
5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2001
2002
2003

Included in natural gas revenues in 2002 is $0.4 million ($0.08 per mcf) for amortization of obligations under gas hedging contracts compared to $7.2 million ($1.79 per mcf) in 2001. Upon acquisition of Barrington in early 2001, Petrobank recognized a $29 million liability related to the negative impact that existing physical gas hedging contracts were expected to have on future gas revenues. The amount of the liability is being amortized to natural gas revenues over time to reflect revenues as though production were unencumbered by these contracts. Petrobank paid $12.4 million during 2001 and $0.9 million during 2002 to settle certain of these contracts. The remaining obligations under these contracts are described in note 13 to the consolidated financial statements.

Assuming an average NYMEX natural gas price of US$5.00 per mmbtu, the Company would expect to receive an average wellhead natural gas price in 2003 of approximately Cdn$5.50 per mcf. Amortization of obligations under natural gas hedging contracts is estimated to increase revenue by approximately $0.8 million ($0.18 per mcf) in 2003, an amount not included in the above estimated wellhead price.

NYMEX Natural Gas Prices


(US$/mmbtu)
10
8
6
4
2
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2001
2002
2003

Royalties

Net royalty expense increased to $10.8 million in 2002 from $7.9 million in 2001. As a percentage of revenue before the impact of hedging and amortization of obligations under gas hedging contracts, royalties increased slightly to 21 percent in 2002 from 20 percent in 2001. The Company expects 2003 royalties in Canada to be approximately 22 percent of revenues before hedging. On a consolidated basis, the Company expects royalty rates to decline, as oil sales from Colombia, which incur initial royalties at eight percent, form a larger component of total production. Colombian royalty rates are to increase when incremental production on a field basis exceeds 5,000 barrels of oil per day, but will remain significantly lower than comparable rates in Canada, as depicted in the graph below.

Comparison of Royalty Rates


30%
25%
20%
15%
10%
5%
0
(mbbls)
5
10
15
20
25
30
35
40
45
Daily Production by Field.
Alberta Crown oil (1)
Colombia
(1) Light oil before ARTC.

Operating Costs

Operating costs increased to $12.3 million in 2002 from $10.3 million in 2001. On a unit of production basis, operating costs increased slightly to $6.68 per boe in 2002 from $6.55 per boe in 2001. The Company expects 2003 production expenses in Canada to remain at this level on a per unit basis. In Colombia, the state oil company (Ecopetrol) operates the Company's incremental production blocks at a fixed fee of US$3.48 per barrel of oil produced at Orito and US$1.90 per barrel at Neiva. These fees make up approximately 90 percent of our estimated total operating costs in Colombia.

General and Administrative Expenses

General and administrative expenses were $3.8 million ($2.05 per boe) in 2002, compared to $6.3 million ($3.99 per boe) in 2001. These decreases resulted from office and staff consolidation following the acquisition of Barrington in 2001. The Company does not capitalize general and administrative expenses. With the addition of Colombian production, Petrobank expects general and administrative expenses to be approximately $1.90 per boe in 2003.

Depletion, Depreciation and Site Restoration

Depletion, depreciation and site restoration expenses increased to $17.3 million ($9.37 per boe) in 2002 from $12.6 million ($7.98 per boe) in 2001. Costs per unit of production increased as a result of only moderate success from the Company's exploratory drilling program in southeast Saskatchewan. Based on the December 31, 2002 Colombian reserve report, initial depletion expense on production in Colombia is expected to be approximately $10.00 per barrel. The Colombian depletion rate will be adjusted throughout 2003 for expected reserve additions associated with Petrobank's 2003 capital plan.

Unusual Items

In 2002, Petrobank recorded a gain of $0.7 million on the sale of securities received as partial compensation for an asset disposition. This compares to income of $5.0 million from unusual non-recurring items in 2001, including a pre-tax gain of $12.9 million on the sale of assets offset by a charge of $6.4 million due to the impairment of the Company's Guinea Bissau exploration project and a charge of $1.5 million related to well control costs.

Capital and Income Tax Expenses

Income tax expense decreased to $1.1 million in 2002 from $8.0 million in 2001. Taxes in 2002 consisted of federal Large Corporations Tax and Saskatchewan capital taxes which are calculated at 3.6 percent of revenues earned in Saskatchewan. The majority of the income tax expense in 2001 related to future income taxes associated with asset dispositions that occurred in the first quarter of 2001. These dispositions exposed the Company to a potential cash income tax liability of approximately $20 million that was entirely deferred as a result of the acquisition of Barrington.

income from unusual items in 2001, partially offset by higher production volumes in 2002.

At December 31, 2002, the Company had Canadian tax pools of $130 million and accordingly does not expect to pay Canadian income taxes for several years. In Colombia, the corporate income tax rate is 38.5 percent and capital expenditures are deductible on a straight-line basis over a five-year period. The Company anticipates paying cash taxes in Colombia in 2003.

Tax Pools

As at December 31, 2002 ($ millions)	Amount
Canadian oil and gas property expense (10%)	$ 15.0
Canadian development expense (30%)	30.0
Canadian exploration expense (100%)	12.0
Undepreciated capital costs (25%)	35.0
Non-capital losses carried forward (100%)	36.0
Other	2.0
Total Canada	**130.0**
Colombia	30.0
Total tax pools	**$ 160.0**

Interest on Subordinated Notes

Upon acquisition in 2001, Barrington had $50.0 million face value of natural gas price-linked subordinated notes outstanding paying 12 percent interest per annum, which Petrobank replaced with $47.5 million face value of subordinated notes paying 9 percent interest per annum. In the third quarter of 2001, Petrobank issued an additional $12.9 million of these new notes for cash proceeds of $11.5 million. The Petrobank notes allow the Company to settle both interest and principal obligations through the issuance of common shares, and thus the entire balance is reflected as equity on the balance sheet. The effective interest rate on the subordinated notes is 10.7 percent. Interest expense for the year ended December 31, 2002 totaled $6.1 million, including $0.7 million associated with amortization of the discount from the face value to the carrying value of $57.3 million. Interest on the notes totaled $3.3 million in 2001, a year-over-year difference attributable to the fact that the notes were only outstanding for a portion of the year in 2001.

Net Income Attributable to Common Shareholders

Net income attributable to common shareholders decreased from $0.4 million ($0.01 per share) in 2001 to a loss of $0.4 million ($0.01 per share) in 2002. The year-over-year decrease is attributable to increased depletion expense, decreased revenues associated with amortization of obligations under gas hedging contracts in 2001 and non-recurring income from unusual items in 2001, partially offset by higher production volumes in 2002.

Cash Flow from Operations

Cash flow from operations before changes in working capital increased to $22.8 million in 2002 from $18.5 million in 2001, a result attributable to reduced general and administrative expenses and higher production volumes offset partially by lower combined sales prices.

Net Asset Value (NAV)

As at December 31, 2002

($000s except per share amounts and shares outstanding)

Established reserves, discounted at 10 percent[1]		
Canada	$	**113,156**
Colombia		**66,089**
Canadian undeveloped land and seismic – western Canada ($40/acre)		**26,000**
Working capital deficit		**(5,151)**
Fair value of financial commodity hedging contracts (based on GLJ price case)[2]		**(429)**
Carrying value of subordinated debt[3]		**(57,344)**
Basic NAV		**142,321**
Proceeds on exercise of in-the-money stock options and warrants[4]		**10,467**
Diluted NAV	$	**152,788**
Basic common shares outstanding		**45,314**
Net asset value per basic common share	$	**3.14**
Diluted common shares outstanding		**50,232**
Net asset value per diluted common share	$	**3.04**

(1) Based on GLJ's January 1, 2003 price forecast.
(2) Petrobank's physical natural gas hedge contracts are reflected in GLJ's reserve economics.
(3) Carrying value reflects an 11 percent yield to maturity. At December 31, 2002 face value and trading value were $60.4 million and $54.4 million, respectively.
(4) Assumes that 777,720 warrants are exercised for proceeds of $1.9 million and 4,140,000 in-the-money employee stock options are exercised for proceeds of $8.5 million.

Common Share Trading History


$5
$4
$3
$2
$1
Jan01
May01
Sep01
Jan02
May02
Sep02
Jan03
2.0
(millions)
1.0
0
Closing Price
Volume

Liquidity and Capital Resources

During 2002, Petrobank financed net capital expenditures of $42.9 million largely through positive cash flow of $22.8 million and use of cash and working capital in existence at the beginning of the year. Petrobank entered 2003 with cash of $12.2 million, a working capital deficit of $5.2 million and no bank debt.

Petrobank's plans for 2003 include capital spending of approximately $40 million in Canada and US$45 million in Colombia, for a base total of Cdn$110 million. The Company has a sufficient inventory of opportunities to increase capital investment in Colombia to as much as US$80 million in 2003 if the Company's initial plans meet with success and sufficient additional capital is available.

Assuming a reasonable degree of technical success and an average WTI price of US$25 per barrel and a NYMEX natural gas price of US$5.20 per mmbtu, Petrobank's base budget should generate cash flow of approximately $60 million in 2003. The Company will therefore require additional capital resources of $50-$60 million to complete its currently planned program in 2003. Entering 2003, Petrobank had a $45 million credit facility with an unutilized borrowing base of $40 million, leaving borrowing capacity along with opening cash balances to fund a significant proportion of the additional required capital.

Petrobank's borrowing base is currently being reviewed by our bank based on the January 1, 2003 reserve report. Possible sources of additional capital include the following:

- The existing bank facility is supported only by the Company's Canadian assets as Canadian banks are reluctant to lend against international assets. It may be possible to obtain a new credit facility with one or more international banks that would include lending value for the Colombian assets. As at December 31, 2002, the present value (10 percent discount rate) of the Colombian proved reserves was US$31.5 million, of which the majority was undeveloped. The Company believes its planned capital program in Colombia will succeed in reclassifying these reserves to the proved-producing category, which would facilitate a Colombian borrowing base with international lenders. Petrobank's ability to close a bank facility providing lending value for Colombian assets will depend in part on our ability to provide an appropriate risk mitigation structure. Bank debt supported in part by Colombian assets will require interest rates which are 200-300 basis points higher than debt supported exclusively by Canadian assets.

- The Company has the ability to issue incremental debt that is unsecured and subordinate to any bank facility. This could be in the form of an incremental issuance of the subordinated notes currently outstanding or other debt that is unsecured. Petrobank's ability to complete such an offering will depend on how much demand exists in the capital markets for this type of security. The Company believes Petrobank's cash flows will be sufficient to service a fully drawn credit facility, our outstanding subordinated notes plus an incremental debt offering. The cost associated with unsecured debt is significantly higher than that of secured debt, depending on the degree of overall leverage in the Company. The attractiveness of these forms of debt to Petrobank include a longer-term to maturity (existing subordinated notes do not mature until July 2006) and increased flexibility versus a bank facility.

- Pre-export financing entails selling future oil production for cash and committing to deliver that production in later years to satisfy interest and principal repayment obligations. This form of debt has particular relevance to companies with international operations, such as Petrobank. Pre-export financing is typically combined with an oil price risk mitigation strategy that fixes the value of future oil deliveries required to service and repay the debt.

- Petrobank has the ability to issue additional common shares, with or without flow-through tax attributes. Flow-through shares would allow Petrobank to pass through oil and natural gas exploration tax pools (100 percent deductible) to the investor. This form of financing is particularly attractive to Petrobank given our strong tax position in Canada. Typically, these shares attract a premium to existing market prices, but the value of the issue is limited to planned exploration expenditures in Canada within 12-24 months of the issue. Petrobank may also be able to issue ordinary common shares. Proceeds and dilution to existing shareholders will depend on Petrobank's share price at the time.

- As a key component of our business plan, Petrobank regularly assesses the future growth potential of all assets in our portfolio. We have harvested and will continue to harvest assets that we believe to be fully valued. Proceeds from these sales are available for immediate reinvestment in our existing capital projects or may be retained for deployment on future opportunities.

Success in Colombia will increase the need for Petrobank to seek debt financing outside of the Canadian bank lending market, as the ratio of the Company's non-Canadian asset value to Canadian asset value increases. Petrobank may need to rely increasingly on financing considered to be non-traditional in the Canadian E&P industry. We believe the key will be to implement our capital program in tranches, a managed approach that would match incremental spending to sourcing new capital and generating additional cash flow from recent drilling and workover activities.

In addition, we will continue to make cash flow projections using a conservative commodity price outlook to ensure sufficient funds can be generated even during a price downturn. We believe that under virtually all scenarios, we will be able to complete our remaining Colombian work commitments, which totaled US$46 million at December 31, 2002.

Included in the 2003 capital budget are projects that can be deferred, if necessary, without significant impact on short-term cash flow. For example, the Company has planned $6.0 million of expenditures related to its coal bed methane and Orion heavy oil projects in Canada. If these programs were deferred until late 2003 or 2004, there would be no impact on cash flow. In addition, the Colombian capital program could be modified to reduce expenditures at Orito by including a larger number of low-cost Pepino wells or Caballos workovers and fewer of the more expensive Caballos wells. The Company does not anticipate the need to make a significant investment in inventory or other forms of working capital in 2003.

Petrobank faces no legal restrictions on repatriating funds from Colombia to Canada. Colombia does not require revenue retention in local currency or within its banking system. This allows Petrobank to allocate its capital program geographically without corresponding cash flows on a country-by-country basis.

Net Capital Expenditures

	2002			2001
($000s)	Canada	Colombia	Total	Canada
Drilling and completions	**$ 14,683**	**$ 14,206**	**$ 28,889**	$ 9,363
Facilities and equipment	**1,518**	**137**	**1,655**	3,699
Land	**5,842**	**–**	**5,842**	5,715
Seismic	**493**	**276**	**769**	2,234
Asset acquisitions	**6,127**	**–**	**6,127**	–
Other	**1,930**	**1,016**	**2,946**	848
Dispositions[1]	**(3,334)**	**–**	**(3,334)**	(161,575)
Corporate acquisition[2]	**–**	**–**	**–**	115,322
Net capital expenditures (dispositions)	**$ 27,259**	**$ 15,635**	**$ 42,894**	$ (24,394)

[1] In 2001, includes $1.0 million of non-cash proceeds excluded from proceeds on disposition of resource properties on the consolidated statement of cash flows.

[2] In 2001, represents the acquisition of Barrington Petroleum Ltd.

Risks and Uncertainties

Petrobank is exposed to a variety of risks, including but not limited to competitive, operational, political, regulatory, environmental and financial risks.

The oil and natural gas industry is highly competitive, particularly in regard to exploration for and development of new sources of oil and natural gas reserves. Our competitors often include companies much larger than Petrobank, with greater access to financial resources. Our future success is driven in large part by our ability to find and exploit new oil and natural gas reserves at reasonable costs and reinvestment ratios. The process of evaluating prospects and estimating oil and natural gas reserves is complex and subject to uncertainty. Actual operating results, including production performance, will vary from those estimated, possibly materially. The Company manages these risks by maintaining a focused asset base with high working interests and by hiring qualified professionals, including independent reserve engineers, with appropriate industry experience.

Petrobank is exposed to a number of operational risks inherent in the industry, including accidents, well blowouts, uncontrolled flows and environmental risks. Operational risks are managed using prudent field operating procedures. The Company has a detailed emergency response plan to deal with potential incidents and maintains a comprehensive insurance program to reduce the risk of significant economic loss, but not all risks can be practically covered. Losses resulting from adverse events associated with these risks could have a material adverse impact on the Company's operations.

Petrobank currently has operations in Canada and Colombia and is evaluating other international projects. The Company seeks to operate in regions where the petroleum industry is a key component of the economy to help mitigate the risks associated with operating in foreign jurisdictions. Petrobank believes that management's experience operating internationally helps reduce these risks. Some countries in which the Company operates in the future could be considered politically and economically unstable. In Colombia, the government has a long record of democracy and an established legal framework that, in our opinion, minimizes political risks.

Colombia has a publicized history of security problems associated with certain insurgent groups. The Company and its personnel are subject to these risks but through effective security and social programs, the Company believes these risks can be effectively managed. For a broader discussion of these risks and programs please see the discussion under the heading The Environment, Community Relations and Security in Colombia on page 16 of this annual report. It has become impractical worldwide to obtain insurance coverage to protect against terrorist incidents and as a result the Company's insurance program excludes this coverage. Consequently, an incident of this sort could have a material adverse impact on the Company's operations and financial results.

The Company is subject to extensive governmental and environmental regulations in its operating jurisdictions. Changes to these regulations, including Canada's recent ratification of the Kyoto Protocol on greenhouse gas emissions, could increase the costs of conducting business (Colombia is not currently bound by the Protocol's CO_2 reduction requirements.) Environmental risks inherent in the oil and natural gas industry are subject to increasingly stringent laws and regulations. The Company operates in accordance with all environmental legislation and strives to minimize the environmental impact of its operations by including safety programs and environmental protection/mitigation in its business plans.

Petrobank is exposed to normal financial risks inherent within the oil and natural gas industry, including commodity price risk, exchange rate risk, interest rate risk, and credit risk. The Company conducts its operations in a manner intended to minimize exposure to these risks, as described in note 13 to the consolidated financial statements.

The Company's most significant financial market risk is the price of crude oil, which is influenced by global supply and demand, OPEC policy, and worldwide political events. In addition, the price received for our heavier crudes is subject to a widening in the differential to light oil prices. Natural gas prices in Canada are influenced primarily by North American supply and demand and to a lesser extent by local market conditions. Management believes it is neither appropriate nor possible to eliminate 100 percent of the Company's exposure to fluctuations in commodity prices. The Company continuously monitors market conditions and selectively utilizes derivative instruments to reduce exposure to commodity prices.

To the extent revenues generated and costs incurred in U.S. dollars are not equivalent, they expose the Company to exchange-rate risk. Capital expenditures in Colombia are expected to exceed cash flow in 2003, which acts as a partial natural hedge to our exposure on the sale of our oil and natural gas in U.S. markets. The Company is not currently using derivative instruments to manage any exchange-rate risk.

Petrobank is exposed to fluctuations in short-term interest rates in connection with the use of its floating-rate bank facility. At December 31, 2002, this facility was unutilized. The Company's subordinated notes pay interest at a fixed nine percent interest rate and as such minimize Petrobank's exposure to interest-rate risk.

Sensitivities

The Company's earnings and cash flow are sensitive to changes in crude oil and natural gas prices, currency exchange rates and interest rates. Volatility in commodity prices and exchange rates may also have an impact on the budgeted capital expenditure program and resulting cash flows in 2003.

Sensitivities are calculated using the following base assumptions for 2003:

Average daily production	
Oil and NGLs (bbls)	
Canada	3,500
Colombia	4,500
Natural gas (mmcf)	12.0
Total (boe)	10,000
Average commodity prices	
WTI (US$/bbl)	$ 25.00
NYMEX (US$/mmbtu)	$ 5.00
Canadian/US dollar exchange rate	Cdn$1.50/US$1.00

The expected impacts on 2003 cash flow resulting from changes to the following factors, averaged over a full year, are as follows:

($ millions)	
Change of:	
Crude oil	
US$1.00/bbl WTI	$ 2.7
100 bbls per day production – Canada	$ 0.6
100 bbls per day production – Colombia	$ 0.5
Natural gas	
US$0.50/mmbtu NYMEX	$ 2.4
1.0 mmcf per day production	$ 1.5
Financial	
$0.01 Canadian/US dollar exchange rate	$ 0.6
1 percent Bank of Canada interest rate	$ 0.2

Outlook

For a discussion of the Company's future business prospects, please see the President's Message to Shareholders and the Review of Operations.



DAVID RAIN
VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER

·Management's Report·

Management is responsible for the integrity and objectivity of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial and operating data contained elsewhere in this report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada using estimates and careful judgment, particularly in those circumstances where transactions affecting a current period are dependent upon future events. The accompanying consolidated financial statements have been prepared using policies and procedures established by management and fairly reflect the Company's financial position, results of operations and changes in financial position, in accordance with Canadian generally accepted accounting principles. Management has established and maintains a system of internal controls that is designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the financial information is reliable and accurate.

The consolidated financial statements have been examined by external auditors. During 2002, Petrobank changed its auditors from Arthur Andersen LLP to Deloitte & Touche LLP. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported financial results and the financial condition of the Company.

The Audit Committee of the Board of Directors has reviewed in detail the consolidated financial statements with management and the external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

"Signed"

John D. Wright
President and
Chief Executive Officer
Calgary, Canada
March 14, 2003

"Signed"

David J. Rain, CA
Vice-President Finance and
Chief Financial Officer

PETROBANK ENERGY AND RESOURCES LTD.

·Auditors' Report·

To the Shareholders of Petrobank Energy and Resources Ltd.:

We have audited the consolidated balance sheet of PETROBANK ENERGY AND RESOURCES LTD. as at December 31, 2002 and the consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 2, 2002.

"Signed: Deloitte & Touche LLP"

Chartered Accountants
Calgary, Canada
March 14, 2003

·Consolidated Balance Sheets·

As at December 31, (Thousands of Canadian dollars)	2002	2001
Assets		
Current assets		
Cash and cash equivalents	**$ 12,224**	$ 25,311
Temporary investment (note 4)	**–**	1,000
Accounts receivable and other current assets	**11,521**	20,795
	23,745	47,106
Capital assets (note 4)	**126,873**	99,231
	$ 150,618	$ 146,337
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities (note 12)	**$ 28,896**	$ 21,696
Obligations under gas hedging contracts (note 6)	**8,097**	9,410
Future site restoration liability	**613**	764
	37,606	31,870
Shareholders' equity		
Subordinated notes (note 7)	**57,344**	56,676
Share capital (note 8)		
Preferred shares	**–**	12,888
Common shares	**48,054**	30,341
Retained earnings	**7,614**	14,562
	113,012	114,467
	$ 150,618	$ 146,337

Commitments and contingencies (note 15)
Subsequent events (note 16)

See accompanying notes to these consolidated financial statements.

Signed on behalf of the Board:

"Signed"

James D. Tocher
Chairman

"Signed"

John A. Brussa
Chairman of the Audit Committee

PETROBANK ENERGY AND RESOURCES LTD.

Consolidated Statements of Income and Retained Earnings

Years Ended December 31, (Thousands of Canadian dollars, except per share amounts)	2002	2001
Revenues		
Oil and natural gas	**$ 50,458**	$ 46,117
Royalties	**(10,751)**	(7,886)
	39,707	38,231
Other (note 11)	**284**	1,582
	39,991	39,813
Expenses		
Production	**12,307**	10,330
General and administrative	**3,784**	6,292
Interest on long-term debt	**–**	2,338
Depletion, depreciation and site restoration	**17,269**	12,580
	33,360	31,540
Income before unusual items and taxes	**6,631**	8,273
Unusual items (note 10)	**654**	5,026
Income before taxes	**7,285**	13,299
Capital and future income taxes (note 9)	**1,094**	8,016
Net income	**6,191**	5,283
Interest on subordinated notes (note 7)	**(6,107)**	(3,333)
Preferred share dividends and related taxes (note 8)	**(514)**	(1,370)
Non-controlling interest (note 3)	**–**	(149)
Net income (loss) attributable to common shareholders	**(430)**	431
Retained earnings, beginning of year	**14,562**	14,800
Repurchase of securities (note 8)	**(6,518)**	(669)
Retained earnings, end of year	**$ 7,614**	$ 14,562
Earnings per share (note 8)		
Basic	**$ (0.01)**	$ 0.01
Diluted	**$ (0.01)**	$ 0.01

See accompanying notes to these consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, (Thousands of Canadian dollars)	2002	2001
Operating Activities		
Net income	**$ 6,191**	$ 5,283
Depletion, depreciation and site restoration	**17,269**	12,580
Unusual items (note 10)	**(654)**	(6,526)
Future income taxes (note 9)	**–**	7,212
Cash flow from operations	**22,806**	18,549
Changes in other non-cash items (note 14)	**4,728**	(3,315)
	27,534	15,234
Financing Activities		
Issuance of common shares (note 8)	**4,450**	–
Repurchase of securities (note 8)	**(6,530)**	(1,425)
Preferred share dividends and related taxes (note 8)	**(514)**	(1,370)
Repayment of long-term debt	**–**	(57,199)
Issuance of subordinated notes and related share purchase warrants (notes 7 and 8)	**–**	11,446
Interest on subordinated notes (note 7)	**(5,439)**	(3,103)
Amortization of obligations under gas hedging contracts (note 6)	**(419)**	(7,222)
Settlement of obligations under gas hedging contracts (note 6)	**(894)**	(12,368)
Changes in other non-cash items (note 14)	**(878)**	(713)
	(10,224)	(71,954)
Investing Activities		
Expenditures on capital assets (note 4)	**(46,228)**	(21,859)
Proceeds on disposition of capital assets (note 4)	**3,334**	160,575
Corporate acquisitions (note 3)	**(42)**	(50,332)
Site restoration expenditures	**(1,129)**	(349)
Proceeds on disposition of temporary investment	**1,654**	–
Changes in other non-cash items (note 14)	**12,014**	(6,004)
	(30,397)	82,031
Net change in cash position	**(13,087)**	25,311
Cash and cash equivalents, beginning of year	**25,311**	–
Cash and cash equivalents, end of year	**$ 12,224**	$ 25,311

See accompanying notes to these consolidated financial statements.

•Notes to the Consolidated Financial Statements•

As at and for the years ended December 31, 2002 and 2001
(All tabular amounts expressed in thousands of Canadian dollars, except share amounts.)

1. Description of Business

Petrobank Energy and Resources Ltd. (the "Company" or "Petrobank") is a public company listed on the Toronto Stock Exchange and incorporated under the Business Corporations Act (Alberta). Petrobank is engaged in the production, development and exploration of oil and natural gas in Colombia and the Western Canada Sedimentary Basin.

2. Summary of Significant Accounting Policies

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its subsidiaries.

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated balance sheets and the reported amounts of revenues, expenses, and cash flows during the periods presented. Actual results could materially differ from those estimates.

Capital Assets

The Company accounts for its oil and natural gas operations in accordance with the Canadian Institute of Chartered Accountants' guideline on full cost accounting in the oil and natural gas industry whereby all costs related to the acquisition of oil and natural gas properties are capitalized. Such costs include land and lease acquisition costs, annual charges on non-producing properties, geological and geophysical costs, and costs of drilling and equipping productive and non-productive wells.

Gains and losses are not recognized upon disposition of oil and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of more than 20 percent.

Capitalized costs are accumulated on a country-by-country basis and are depreciated and depleted using the unit of production method based upon estimated proved reserves as determined by independent engineers. Included in costs subject to depletion are estimated costs to develop proved reserves. Reserve and production volumes are converted to common units on the basis of their approximate relative energy content. Costs relating to undeveloped properties may be excluded from the depletion base until it is determined whether or not proved reserves exist or if impairment of such costs has occurred. Depreciation of office equipment is provided at 30 percent using the declining balance method.

The Company applies a country-by-country ceiling test to ensure that the net carrying value of oil and natural gas properties net of future income tax and future site restoration liabilities do not exceed the estimated future net cash flows ultimately recoverable from these properties. In estimating this future recoverable amount, the Company includes future net revenues from production of proved reserves at year-end market prices, including the effects of hedging, less future estimated administrative, financing, future site restoration, and income tax costs. The Company excludes its unproved oil and natural gas properties, at cost less impairment, from its ceiling test. The ceiling test is a cost recovery test and is not intended to be an estimate of fair value.

The Company does not capitalize general and administrative or interest costs.

Future Site Restoration

Estimated future site restoration and abandonment costs are provided for in the current period using the unit-of-production method based on estimated proved reserves. The annual charge is accounted for as an expense and the accumulated provision is reflected as a long-term liability. Actual site restoration expenditures are deducted from the accumulated provision in the year incurred. Future costs are estimated based upon current legislation, technology and industry standards.

Temporary Investments

Temporary investments are accounted for using the cost method whereby the investment is initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable. Temporary investments are adjusted to the lower of carrying value and market value at subsequent balance sheet dates.

Derivative Financial Instruments

The Company may utilize derivative financial instruments in its management of exposures to fluctuations in crude oil and natural gas prices, foreign currency exchange rates and interest rates. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecast transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses on contracts that constitute effective hedges are deferred and recognized in income when the related transactions occur.

Joint Operations
The majority of the Company's oil and natural gas operations are conducted jointly with others and accordingly these consolidated financial statements reflect only the Company's proportionate interest in such activities.

Revenue Recognition
Revenues from the sale of crude oil, natural gas and natural gas liquids are recognized when title passes to the customer.

Foreign Currency Translation
The Company translates foreign currency denominated monetary assets and liabilities of its integrated foreign subsidiaries at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Revenues and expenses are translated at estimated transaction date exchange rates except depletion and depreciation expense, which is translated at the same historical exchanges rates as the related assets. Exchange gains or losses are included in the determination of net income.

Earnings per Share
The Company computes earnings per share using the treasury stock method to determine the dilutive effect of "in-the-money" stock options and share purchase warrants. This method assumes that the proceeds on exercise of in-the-money stock options and share purchase warrants are used to repurchase the Company's common shares at the average market price during the relevant period.

Stock Based Compensation
The Company provides stock based compensation in the form of stock options to directors, officers and employees. The Company accounts for its stock based compensation plan using the intrinsic value based method whereby no costs are recognized in the statement of operations for stock options granted at market prices to employees and directors. Consideration received on exercise of stock options is credited to share capital.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, the Company records future income taxes to reflect any difference between the accounting and tax bases of assets and liabilities. Future income tax assets are recognized to the extent it is more likely than not sufficient future taxable income will be available to allow the future income tax asset to be realized.

Subordinated Notes

The subordinated notes are reflected as equity on the balance sheet and the interest thereon is excluded from the determination of net income as the Company has the option to issue common shares to settle both interest and principal payments.

Cash and Cash Equivalents

Cash and cash equivalents include securities with a maturity of three months or less when purchased.

3. Business Combinations

On January 15, 2002, the Company acquired a private company for a cash payment of $42,000, issuance of 250,000 Petrobank common shares and the assumption of a working capital deficiency of $0.6 million. A maximum of 700,000 additional Petrobank common shares are issuable to the former shareholders of the acquiree upon achievement of certain performance criteria before January 16, 2004. The acquired working capital deficiency is made up primarily of a balance indirectly payable to two directors of the Company that was settled subsequent to December 31, 2002. The acquisition has been accounted for using the purchase method as follows:

Purchase price:		
Cash	$	42
Common shares issued		387
	$	429
Allocation of purchase price:		
Working capital deficiency	$	(610)
Capital assets		1,039
	$	429

On April 12, 2001, the Company purchased 97.2 percent of the outstanding common shares of Barrington Petroleum Ltd. ("Barrington"), a publicly traded oil and natural gas company, for cash of $52.3 million. Through a Plan of Arrangement made effective July 18, 2001, Petrobank acquired the remaining 2.8 percent non-controlling interest in Barrington through the payment of $0.6 million in cash and the issuance of 454,808 Petrobank common shares valued at $0.7 million. Effective January 1, 2002, Petrobank and Barrington were amalgamated. The business combination was accounted for using the purchase method of accounting as follows:

Net purchase price:	
Cash	$ 52,884
Common shares issued	682
Transaction costs	3,258
Cash acquired	(5,810)
	$ 51,014
Allocation of purchase price:	
Capital assets	$ 144,322
Future income tax assets	24,150
Non-controlling interest	149
Working capital deficiency	(6,753)
Obligations under gas hedging contracts	(29,000)
Long-term debt	(36,854)
Subordinated notes	(45,000)
	$ 51,014

4. Capital Assets

December 31, 2002	Cost	Accumulated Depletion and Depreciation	Net Book Value
Oil and natural gas properties			
Canada	**$ 135,340**	**$ 27,814**	**$ 107,526**
Colombia	**15,635**	**–**	**15,635**
Corporate and other	**4,860**	**1,148**	**3,712**
	$ 155,835	**$ 28,962**	**$ 126,873**

December 31, 2001	Cost	Accumulated Depletion and Depreciation	Net Book Value
Oil and natural gas properties			
Canada	$ 108,579	$ 12,005	$ 96,574
Corporate and other	3,323	666	2,657
	$ 111,902	$ 12,671	$ 99,231

At December 31, 2002, oil and natural gas properties included $30.5 million (2001 – $32.0 million) relating to unproved properties in Canada, and $2.5 million (2001 – $0.5 million) of costs incurred internationally that have been excluded from the depletion calculation. Costs incurred in Colombia totaling $15.6 million (2001 – nil) have also been excluded from the depletion calculation as oil sales did not commence until 2003.

Dispositions

In 2002, Petrobank completed minor property dispositions for total proceeds of $3.3 million dollars. In the first quarter of 2001, Petrobank disposed of substantially all its producing resource properties for cash proceeds of $101.0 million, resulting in a pre-tax gain of $12.9 million. Following the acquisition of Barrington, the Company completed a series of non-core property dispositions in 2001 for total proceeds of $60.6 million, comprised of $59.6 million in cash and $1.0 million in share purchase warrants of a publicly traded oil and natural gas company reflected on the balance sheet as a temporary investment. This temporary investment was disposed of in May 2002, resulting in a $0.7 million gain.

Net Expenditures

The Company's net expenditures on capital assets for the year ended December 31, 2002 are broken down geographically as follows:

Canada	$ 27,259
Colombia	15,635
	$ 42,894

All capital expenditures in 2001 related to Canada.

5. Credit Facility

The Company has a $45.0 million credit facility with a $40.0 million borrowing base limit. The facility is a revolving operating demand loan under which the Company can borrow at bank prime plus 0.125 percent or Bankers' Acceptance fee rates plus 1.625 percent. Advances under the facility are collateralized by a $100 million demand debenture on all present and future Canadian assets of the Company as well as a general assignment of the Company's book debts, a negative pledge to provide fixed charges on major producing petroleum properties and an assignment of material contracts.

At December 31, 2002 and 2001 the Company had not drawn under its credit facility. The effective interest rate under the credit facility was 4.625 percent at December 31, 2002.

Interest paid approximated interest expense for the years ended December 31, 2002 and 2001.

6. Obligations under Gas Hedging Contracts

The Company assumed certain natural gas physical delivery obligations upon the acquisition of Barrington. These obligations were recorded at their fair value of $29.0 million at the time of acquisition. A portion of this amount was amortized to oil and natural gas revenue for the year ended December 31, 2002 ($0.4 million; 2001 – $7.2 million). The liability was also reduced by $0.9 million in 2002 (2001 – $12.4 million) for cash payments made to settle portions of the outstanding obligations. The remaining obligations under these contracts at December 31, 2002 had a carrying value of $8.1 million. These obligations are amortized to oil and natural gas revenues over the term of the related contracts.

7. Subordinated Notes

Pursuant to a Plan of Arrangement completed on July 18, 2001, each holder of Barrington gas linked subordinated notes, paying 12 percent interest, agreed to exchange each of their $1,000 notes for a $950 Petrobank 9 percent subordinated note due July 31, 2006 and one unit purchase warrant. Noteholders exercised 12,962 unit purchase warrants prior to their expiry, resulting in the issuance of an additional $13.0 million of subordinated notes and 777,720 share purchase warrants for net cash proceeds of $11.5 million. The outstanding subordinated notes were recorded at their fair value of $56.4 million at the date of issue and the discount to the $60.4 million face value is being amortized to interest on subordinated notes over the term of the notes using an effective interest rate of 10.7 percent. Amortization for the year ended December 31, 2002 totaled $0.7 million (2001 – $0.2 million). In certain circumstances, the notes may be repaid at their face value prior to their maturity date and the Company has the option of issuing common shares, at prevailing market prices, to settle quarterly interest payments as well as the principal amount. The notes are unsecured and subordinate to the Company's existing credit facility and any other senior debt that may be outstanding from time to time.

8. Share Capital

Authorized

Unlimited number of common shares
Unlimited number of preferred shares issuable in series

Share Capital Restructuring

In August 2002, the Company announced that an independent committee of the Board of Directors reached an agreement to repurchase certain outstanding securities held by management and directors. This agreement resulted in the repurchase of the Company's outstanding 8.6 million preferred shares and cancellation of an equivalent number of common share purchase warrants in exchange for 8.6 million common shares. The Company also made a $1.0 million cash payment to settle $1.9 million of future dividend entitlements on the preferred shares. In addition, the Company paid $5.5 million to repurchase 8,475,667 outstanding common share purchase warrants to the holders of those warrants who agreed to exercise their remaining 2,133,333 common share purchase warrants for $3.2 million. The net effect of these transactions was to eliminate $0.9 million in future dividends, and decrease the number of diluted common shares by 8.5 million. Payments relating to the repurchase of common share purchase warrants and settlement of future dividend rights totaling $6.5 million have been reflected as a reduction of retained earnings.

Preferred Shares

The preferred shares repurchased pursuant to the Company's August 2002 share capital restructuring paid dividends at 6 percent per annum and had a face value of $12.9 million. Dividends and related taxes totaled $0.5 million in 2002 (2001 – $1.4 million).

Common Shares

	Number	Amount
Balance, December 31, 2000	33,957,332	$ 30,415
Issued in connection with corporate acquisition	454,808	682
Repurchased pursuant to issuer bid	(855,000)	(770)
Proceeds on issuance of share purchase warrants	–	14
Balance, December 31, 2001	33,557,140	$ 30,341
Issued pursuant to corporate acquisition	**250,000**	**387**
Exercise of stock options	**775,249**	**1,250**
Repurchased pursuant to issuer bid	**(10,927)**	**(12)**
Exercise of warrants	**2,133,333**	**3,200**
Issued pursuant to repurchase of securities	**8,609,000**	**12,888**
Balance, December 31, 2002	**45,313,795**	**$ 48,054**

The amount associated with share repurchases reflects the average issuance price of these shares. The excess of the amounts paid for these shares over the average issuance price is reflected as a reduction of retained earnings (2002 – $9,000; 2001 – $468,000).

Share Purchase Warrants

As at December 31, 2002, the Company had 777,720 share purchase warrants outstanding that allow the holders to purchase an equivalent number of common shares at $2.50 per share on or before July 18, 2003 (note 7).

Share Appreciation Rights

During 2002, the 200,000 share appreciation rights outstanding at December 31, 2001 were cancelled with 50,000 of these rights being replaced with an equal number of stock options. At December 31, 2002 there were no share appreciation rights outstanding.

Stock Options

The Company has established a stock option plan whereby the Company may grant options to its directors, officers, employees, consultants and underwriters. The Company's shareholders have approved the issuance of up to 4.9 million stock options under this plan. The number of stock options available for grant under the plan has been reduced to 4.1 million due to the exercise of stock options during 2002. At the next meeting of shareholders, the Company intends to request approval to increase the number of stock options available for grant under the plan to 10 percent of the number of common shares outstanding. The exercise price of each option is no less than the market price of the Company's stock on the date of the grant. Stock option terms are determined by the Company's Board of Directors but typically, options vest evenly over a period of four years from the date of grant and expire five years after the date of grant. The following is a continuity of stock options outstanding:

	2002		2001	
	Stock Options	Weighted-Average Exercise Price	Stock Options	Weighted-Average Exercise Price
Opening	**2,823,334**	**$ 1.73**	2,320,000	$ 1.71
Granted	**3,359,500**	**2.21**	1,218,334	1.72
Exercised	**(775,249)**	**(1.61)**	–	–
Cancelled	**(1,212,101)**	**(1.94)**	(715,000)	(1.63)
Closing	**4,195,484**	**$ 2.08**	2,823,334	$ 1.73

The following summarizes information about stock options outstanding as at December 31, 2002:

Range of Exercise Prices $	Number Outstanding At Dec. 31, 2002	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable At Dec. 31, 2002	Weighted-Average Exercise Price
1.35 – 1.99	1,927,650	3.2	$ 1.69	726,200	$ 1.77
2.00 – 2.99	2,017,834	4.6	2.32	32,084	2.04
3.00 – 3.40	250,000	4.9	3.09	–	–
	4,195,484	4.0	$ 2.08	758,284	$ 1.78

Earnings Per Share

Earnings per share have been calculated based on the weighted average number of shares outstanding for the year of 37,441,521 (2001 – 33,677,460). Earnings per share are based on net income attributable to common shareholders. Diluted calculations include nil additional shares in 2002 (2001 – 1,414,009) for the potential impact of share purchase warrants and stock options.

Stock Based Compensation

The Company accounts for its stock based compensation plan using the intrinsic value based method whereby no costs are recognized in the statements of operations for stock options granted at market prices to employees and directors. The Company's net income (loss) per common share on a diluted basis reflects the impact of the potential dilution arising from the future exercise of outstanding stock options. Had compensation expense associated with the Company's stock option plan been recognized using the fair value method for option grants after January 1, 2002, the Company's pro forma net income attributable to common shareholders for the year ended December 31, 2002 would have been reduced by $0.2 million and earnings per share would have been reduced to a loss of $0.02 per share.

The fair value of stock options granted is estimated on the grant date using the Black-Scholes option-pricing model using the following assumptions:

Risk free interest rate	4%
Dividend rate	0%
Expected life (years)	4.0
Expected volatility	45%

9. Income Taxes

The provision for income taxes differs from the amount that would have been expected by applying statutory corporate income tax rates to income before taxes. The principal reasons for this difference are as follows:

	2002	2001
Income before taxes	**$ 7,285**	$ 13,299
Statutory income tax rate	**43.20%**	42.62%
Expected tax expense	**$ 3,147**	$ 5,668
Increase (decrease) in income tax resulting from:		
Non-deductible Crown charges, net of royalty credits	**2,797**	1,724
Resource allowance	**(2,538)**	(683)
Deductible payments charged to retained earnings	**(2,350)**	–
Future tax asset not recognized (recognized)	**(834)**	503
Non-taxable portion of capital gain	**(141)**	–
Other	**(81)**	–
Future income tax provision	**–**	7,212
Capital taxes	**1,094**	804
Capital and future income tax provision	**$ 1,094**	$ 8,016

The components of the Company's future income tax assets and liabilities arising from temporary differences are as follows:

As at December 31,	2002		2001	
	Future Income Tax Assets	Future Income Tax Liabilities	Future Income Tax Assets	Future Income Tax Liabilities
Non-capital losses	**$ 15,680**	**$ –**	$ 15,384	$ –
Obligations under gas hedging contracts	**2,623**	**–**	4,010	–
Future site restoration	**199**	**–**	326	–
Capital assets	**6,847**	**7,112**	–	7,569
Subordinated notes	**–**	**1,772**	–	2,033
Other	**38**	**–**	372	–
	25,387	**8,884**	20,092	9,602
Valuation allowance	**(16,503)**	**–**	(10,490)	–
	$ 8,884	**$ 8,884**	$ 9,602	$ 9,602

Income taxes paid approximate capital tax expense for the years ended December 31, 2002 and 2001.

10. Unusual Items

	2002	2001
Gain on sale of securities	**$ 654**	$ –
Impairment of unproved properties	–	(6,400)
Gain on sale of resource properties	–	12,926
Control of well costs	–	(1,500)
	$ 654	$ 5,026

The Company's historical costs of $6.4 million associated with its exploration prospect in Guinea Bissau, Northwest Africa were written off in 2001. In the first quarter of 2002, this prospect was drilled by a third party at its expense and did not encounter commercial quantities of hydrocarbons. Subsequent to December 31, 2002, the Company disposed of its interests in this prospect for nil proceeds. In the event the project achieves commerciality before September 2009, Petrobank is entitled to a US$1.0 million payment.

The Company incurred $1.5 million of control of well costs relating to a well acquired from Barrington in northwest Alberta that experienced a blowout in June of 2001.

The events that gave rise to these gains and costs are not anticipated to recur.

11. Other Revenue

Other revenue of $0.3 million in 2002 (2001 – $1.6 million) consists of interest income.

12. Related Party Transactions

See "Share Capital Restructuring" in note 8 which describes a series of transactions between the Company and certain managers and directors with respect to shares and warrants held by those persons.

Included in accounts payable at December 31, 2002 is a $0.6 million balance payable indirectly to two of the Company's directors. This balance payable was assumed as part of the corporate acquisition in 2002 (see note 3) and was repaid subsequent to December 31, 2002.

In February of 2003, the Company announced that an independent committee of the Board of Directors reached an agreement to acquire certain heavy oil technologies indirectly from two directors of the Company for their original cost of $0.4 million. In addition, a director and an unrelated party have retained a combined 17.5 percent net profits interest in future third party royalties generated from the technologies.

13. Financial Instruments and Financial Risk Management

The nature of oil and natural gas operations and the issuance of debt expose the Company to fluctuations in commodity prices, foreign currency exchange rates and interest rates. The Company manages these risks by operating in a manner that minimizes its exposure to the extent practical, and through the periodic use of derivative instruments. The Board of Directors periodically reviews the results of all derivative activities and all outstanding positions.

Credit Risk

A substantial portion of the Company's accounts receivable are with customers and joint venture participants in the oil and natural gas industry and are subject to normal industry credit risks. The carrying amount of accounts receivable reflects management's assessment of the credit risk associated with these customers and participants. The majority of the Company's oil production in Canada is sold on a month-to-month basis to two marketing companies, which have credit ratings of BB+ and BBB, respectively. The Company's maximum credit exposure to these marketing companies is revenues from two months' oil sales. While counter-parties to derivative instruments expose the Company to losses in the event of non-performance, the Company currently only deals with one major institution, rated AA, and does not anticipate non-performance by this counter-party.

Commodity Price Risk Management

Financial Derivative Contracts

At December 31, 2002, the following financial swaps were outstanding:

Daily Volume	Term	Benchmark	Price
1,000 bbls	Calendar 2003	WTI	US$22.70
500 bbls	Calendar 2003	WTI	US$25.90
1,000 bbls	Calendar 2004	WTI	US$24.00

Physical Gas Hedging Contracts

The Company is committed to deliver 2,225 GJ per day of natural gas under an escalating price contract that expires October 31, 2012. The wellhead price under this contract, at December 31, 2002, was set at $3.14 per GJ. The contract provides for an annual price escalation between 4 percent and 10 percent, based on hydroelectric and natural gas price inflation. Broader price redeterminations are to be made in 2007 and 2012, resulting in a new price that can vary from 65 percent to 135 percent of the previous year's price based on prevailing natural gas prices.

The Company is also committed to natural gas deliveries of 5,275 GJ per day at the Malin, Oregon delivery point until October 31, 2005. In connection with this commitment, the Company holds an equivalent amount of firm transportation service on the ANG and PGT pipeline systems at a cost of $0.52 per GJ. The Company receives the market price at the delivery point, less the relevant transportation charges.

Fair Value of Financial Instruments

The estimated fair values of the following financial instruments at December 31, 2002 are:

	Carrying Value	Fair Value
Liabilities		
Financial derivative contracts	$ –	$ 2,326
Physical gas hedging contracts	8,097	7,292
Subordinated notes	$ 57,344	$ 54,400

The fair value liability of the financial derivative contracts is supported by US$1.0 million of credit and cash deposited with the counter-party. This collateral is adjusted as the fair value of the related liability changes.

The fair values of the Company's remaining financial instruments at December 31, 2002 approximate their carrying values. Fair values of financial derivative contracts and physical gas hedging contracts are determined based on the estimated cash payment or receipt necessary to settle the contract at December 31, 2002. Cash payments are calculated based on discounted cash flow analysis using prevailing market prices at the time. The estimated fair value of the subordinated notes is based on public trading values at December 31, 2002.

14. Changes in Other Non-Cash Items

	2002	2001
Accounts receivable and other current assets	**$ 9,274**	$ (8,332)
Accounts payable and accrued liabilities	**7,200**	6,710
Deferred revenue	**–**	(1,657)
Non-cash working capital deficiency acquired	**(610)**	(6,753)
	$ 15,864	$ (10,032)
Attributable to operating activities	**$ 4,728**	$ (3,315)
Attributable to financing activities	**(878)**	(713)
Attributable to investing activities	**$ 12,014**	$ (6,004)

15. Commitments and Contingencies

In May 2002, the Company assumed the remaining work commitments on two incremental production (IP) blocks and three exploration blocks in Colombia. At December 31, 2002, the Company's remaining work commitments on these blocks are as follows:

(US$000s)	Orito IP	Neiva IP	Exploration	Total
2003	$ 1,000	$ –	$ 8,500	$ 9,500
2004	27,000	9,500	–	36,500
	$ 28,000	$ 9,500	$ 8,500	$ 46,000

Petrobank has secured these work commitments through the issuance of letters of credit totaling $3.8 million. The exploration commitments represent the estimated cost of completing work obligations under the respective contracts. Subsequent to December 31, 2002 the Company satisfied its remaining phase one commitments at Orito (US$1.0 million) and elected to commit to a second phase of development (US$27.0 million). Petrobank's 2003 capital spending plans anticipate satisfying all Colombian work commitments in 2003. The Company plans to fund these commitments with its credit facility and cash flow from operations.

Pursuant to the acquisition of petroleum properties in Canada in 2002, the Company is committed to spend $1.6 million on development drilling at the acquired properties in 2003.

The Company is committed to payments under operating leases for office space, net of sub-lease arrangements, as follows:

2003	$ 748
2004	620
2005	601
2006	200
	$ 2,169

The Company is party to certain legal actions relating to disputes with industry participants, the outcome of which cannot be reasonably determined. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

16. Subsequent Events

The Company completed certain transactions subsequent to December 31, 2002 as described in notes 10 and 12.

Five-Year Statistical Review

(Unaudited)	2002	2001	2000	1999	1998
Financial					
($000s, except where noted)					
Oil and natural gas revenue	**50,458**	46,117	46,392	21,045	12,919
Cash flow from operations[1]	**22,806**	18,549	25,281	11,013	8,453
Per share – basic $[2]	**0.45**	0.46	0.74	0.33	0.30
Per share – diluted $	**0.40**	0.39	0.62	0.32	0.28
Net income	**6,191**	5,283	9,826	2,354	3,126
Net income (loss) attributable to common shareholders	**(430)**	431	9,218	2,354	3,126
Per share – basic $	**(0.01)**	0.01	0.27	0.07	0.11
Per share – diluted $	**(0.01)**	0.01	0.23	0.07	0.10
Capital expenditures	**46,228**	21,859	34,921	31,419	31,604
Working capital (deficiency)	**(5,151)**	25,410	(2,523)	(5,866)	(4,745)
Total assets	**150,618**	146,337	112,410	74,056	50,991
Net debt[3]	**62,495**	31,266	22,868	26,703	12,122
Shareholders' equity excluding subordinated notes	**55,668**	57,791	58,103	36,652	31,255
Shares outstanding at end of period (000s)[4]	**45,314**	42,166	42,566	34,509	32,176
Operating[5]					
Operating netback ($/boe)					
Oil and natural gas revenue	**27.39**	29.24	31.60	16.32	12.07
Royalties	**5.84**	5.00	7.80	2.88	1.03
Production expenses	**6.68**	6.55	3.67	3.11	1.71
Operating netback	**14.87**	17.69	20.13	10.33	9.33
Average daily production – Canada					
Oil and NGLs (bbls)	**2,623**	2,480	768	434	342
Natural gas (mcf)	**14,541**	11,047	19,462	18,596	15,547
Barrels of oil equivalent (boe)	**5,047**	4,321	4,012	3,533	2,933
Reserves[6]					
Oil and NGLs (mbbls)					
Proved	**11,107**	4,646	1	1,651	1,046
Proved and probable	**19,806**	6,426	1	2,400	1,646
Natural gas (bcf)					
Proved	**20.9**	25.0	1.7	56.1	40.2
Proved and probable	**35.6**	37.9	2.8	84.1	64.2
Barrels of oil equivalent (mboe)					
Proved	**14,593**	8,814	276	11,010	7,744
Proved and probable	**25,744**	12,751	465	16,422	12,348
NPV 10%					
Proved	**139,217**	76,261	3,696	71,625	52,632
Proved and probable	**219,274**	102,578	6,093	99,274	76,409

(1) Calculated based on cash flow from operations before changes in working capital.

(2) Calculated based on cash flow from operations before changes in working capital less preferred share dividends and interest paid on subordinated notes and adding back $1.5 million of non-recurring well control costs in 2001.

(3) Includes working capital, long-term debt, and subordinated notes that are reflected as equity on the balance sheet.

(4) Includes common and preferred shares.

(5) Six mcf of natural gas is equivalent to one barrel of oil equivalent (boe).

(6) Includes Colombia in 2002.

Quarterly Summary

(Unaudited)

	Quarter Ended			
	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002
Financial				
($000s, except where noted)				
Oil and natural gas revenue	12,892	12,208	13,173	12,185
Cash flow from operations[1]	5,600	5,806	5,899	5,501
Per share – basic $[2]	0.09	0.11	0.13	0.12
Per share – diluted $	0.09	0.11	0.10	0.10
Net income (loss)	1,376	1,573	2,223	1,019
Net income (loss) attributable to common shareholders	(171)	(9)	465	(715)
Per share – basic $	–	–	0.01	(0.02)
Per share – diluted $	–	–	0.01	(0.02)
Capital expenditures	28,620	5,813	4,882	6,913
Operating[3]				
Average daily production				
Oil and NGLs – bbls	2,652	2,596	2,541	2,704
Natural gas – mcf	11,244	13,134	16,546	17,323
Barrels of oil equivalent – boe	4,526	4,785	5,299	5,591
Operating netback				
($/boe, except where noted)				
Oil and NGLs price ($/bbl)	31.27	32.74	30.98	29.48
Natural gas price ($/mcf)	5.09	3.63	3.99	3.21
Oil and natural gas revenue	30.96	27.73	27.32	24.21
Royalties	6.78	5.97	6.02	4.76
Production expenses	7.78	6.55	6.24	6.31
Operating netback	16.40	15.21	15.06	13.14

(1) Calculated based on cash flow from operations before changes in working capital.

(2) Calculated based on cash flow from operations before changes in working capital less preferred share dividends and interest paid on subordinated notes.

(3) Six mcf of natural gas is equivalent to one barrel of oil equivalent (boe).

Quarterly Summary

(Unaudited)

	Quarter Ended			
	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
Financial				
($000s, except where noted)				
Oil and natural gas revenue	9,396	12,711	18,620	5,390
Cash flow from operations[1]	2,980	3,826	8,280	3,463
Per share – basic $[2]	0.04	0.12	0.21	0.10
Per share – diluted $	0.04	0.10	0.17	0.08
Net income	(7,920)	424	4,520	8,259
Net income attributable to common shareholders	(9,734)	(1,128)	3,225	8,068
Per share – basic $	(0.29)	(0.03)	0.10	0.24
Per share – diluted $	(0.29)	(0.03)	0.08	0.19
Capital expenditures	6,855	4,419	9,218	1,367
Operating[3]				
Average daily production				
Oil and NGLs – bbls	3,322	2,978	3,297	271
Natural gas – mcf	12,730	9,143	16,198	5,583
Barrels of oil equivalent – boe	5,444	4,502	5,997	1,202
Operating netback				
($/boe, except where noted)				
Oil and NGL price ($/bbl)	19.96	32.18	32.05	36.66
Natural gas price ($/mcf)	2.81	4.63	6.11	8.95
Oil and natural gas revenue	18.76	30.69	34.12	49.85
Royalties	3.12	5.70	5.25	10.15
Production expenses	6.19	6.38	7.71	3.52
Operating netback	9.45	18.61	21.16	36.18

(1) Calculated based on cash flow from operations before changes in working capital.

(2) Calculated based on cash flow from operations before changes in working capital less preferred share dividends and interest paid on subordinated notes and adding back $1.5 million of non-recurring well control costs in 2001.

(3) Six mcf of natural gas is equivalent to one barrel of oil equivalent (boe).

· Petrobank Corporate Information ·

Head Office
2600, 240 – 4th Avenue S.W.
Calgary AB T2P 4H4
Tel: (403) 750-4400
Fax: (403) 266-5794

Registrar and Transfer Agent
Computershare
Investor Services
Calgary, Alberta

Legal Counsel
Burnet, Duckworth
and Palmer LLP
Calgary, Alberta

Directors
James D. Tocher [1][3]
Chairman
Calgary, Alberta

John A. Brussa [1][2]
Calgary, Alberta

M. Bruce Chernoff [1][2][3]
Calgary, Alberta

Louis L. Frank
North Woodstock,
New Hampshire

Ken C. McCagherty
Calgary, Alberta

Kenneth R. McKinnon
Calgary, Alberta

Jerald L. Oaks [2][3]
Denver, Colorado

John D. Wright
Calgary, Alberta

[1] Member of the Compensation Committee
[2] Member of the Audit Committee
[3] Member of the Reserves Committee

Bankers
Bank of Nova Scotia
Calgary, Alberta

Auditors
Deloitte & Touche LLP
Calgary, Alberta

Reserve Engineers
Gilbert Laustsen Jung
Associates Ltd.
Calgary, Alberta

Exchange Listing
The Toronto Stock Exchange
Symbols: PBG, PBG.N

Officers
John D. Wright
President &
Chief Executive Officer

Kevin L. Adair
Vice President Latin America

Chris J. Bloomer
Vice President Heavy Oil

Garry T. Hides
Vice President Land

Rene J. Laprade
Vice President Operations

David J. Rain
Vice President Finance
& Chief Financial Officer

Doreen M. Scheidt
Corporate Controller

R. Gregg Smith
Vice President Canada

Abbreviations

bbls	barrels
bcf	billion cubic feet
boe	barrel of oil equivalent
boepd	barrel of oil equivalent per day
bpd	barrels per day
GJ	Gigajoules
GLJ	Gilbert Laustsen Jung Associates Ltd. (Independant Reserve Engineers)
IPC	Incremental Production Contract
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcfpd	mcf per day
mmcf	million cubic feet
mmbtu	million British thermal units
NGLs	natural gas liquids
WI	working interest

Information requests and other investor relations inquiries can be directed to:
ir@petrobank.com

Additional corporate information can be obtained through the Company's website at:
www.petrobank.com

Designed and produced by MERLIN EDGE Inc.

NOTICE OF ANNUAL MEETING

The Annual and Special Meeting of the Shareholders will be held on Thursday, May 22, 2003 at 3:00 p.m. in the Bonavista Room at the Westin Hotel, 320 – 4th Avenue S.W., Calgary, Alberta. All shareholders are encouraged to attend, or alternatively, to complete a proxy form and return it to Computershare Investor Services at least 48 hours before the meeting date.



PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com

Website: www.petrobank.com

TSX: PBG, PBG.N